The Registrant is submitting this draft registration statement confidentially as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933.

As filed with the Securities and Exchange Commission on April 1, 2013

Registration No. 333- _________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MEDWORTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	46-1970047
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

999 Brickell Avenue

Suite 800

Miami, FL 33131

(786) 220-1120

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Charles F. Fistel, Chief Executive Officer

MedWorth Acquisition Corp.

999 Brickell Avenue

Suite 800

Miami, FL 33131

(786) 220-1120

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

David Alan Miller, Esq.	A. Jeffry Robinson, Esq.
Jeffrey M. Gallant, Esq.	Nina S. Gordon, Esq.
Graubard Miller	Broad and Cassel
The Chrysler Building	2 South Biscayne Boulevard, 21st Floor
405 Lexington Avenue	Miami, Florida 33131
New York, New York 10174	(305) 373-9400
(212) 818-8800	(305) 373-9443 — Facsimile
(212) 818-8881 — Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                          Accelerated filer  ☐

Non-accelerated filer (Do not check if a smaller reporting company) ☐    Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Shares of Common Stock, $0.0001 per share	6,900,000	$8.00	$55,200,000	$7,529.28
Total			$55,200,000	$7,529.28

(1)          Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)          Includes 900,000 shares of common stock which may be issued on exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED              , 2013

PRELIMINARY PROSPECTUS

MedWorth Acquisition Corp.

$48,000,000

6,000,000 Shares of Common Stock

MedWorth Acquisition Corp. is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, which we refer to throughout this prospectus as our initial business combination, with one or more businesses or entities, which we refer to throughout this prospectus as a target business. We expect to focus our search for a target business for our initial business combination in the healthcare industry, with specific focus on, specialty and/or infusion pharmacy distribution platforms based in the U.S., although we do not intend to limit our search to a particular geographic region and we may pursue opportunities in other business sectors or industries. We do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), directly or indirectly, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction. If we are unable to consummate our initial business combination within 18 months from the date of this prospectus, we will redeem 100% of the public shares for a pro rata portion of the trust account described below.

This is an initial public offering of our common stock. We are offering 6,000,000 shares at an offering price of $8.00 per share. We have also granted the underwriters a 45-day option to purchase up to an additional 900,000 shares to cover over-allotments, if any.

We will seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable). We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Our sponsors have committed to purchase from us an aggregate of 586,250 shares of common stock, or “sponsors’ shares,” at a price of $8.00 per share (for a total purchase price of $4,690,000) in a private placement that will occur simultaneously with the consummation of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option.

There is currently presently no public market for our shares of common stock. We have applied to list our shares on the Nasdaq Capital Markets, or Nasdaq, under the symbol "MWRX." We cannot assure you that our shares will continue to be listed on Nasdaq following this offering.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our shares involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of information that should be considered in connection with an investment in our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to us
Per Share	$8.00	$0.28	$7.72
Total	$48,000,000	$1,680,000	$46,320,000

(1)	We have also agreed to sell to EarlyBirdCapital, Inc. for $100, as additional compensation, an option to purchase up to a total of 600,000 shares of our common stock at a price of $8.00 per share. Please see the section entitled “Underwriting” for further information on the underwriting arrangements agreed to between us and the underwriters in this offering.

Upon consummation of the offering, $8.36 per share sold to the public in this offering (regardless of whether or not the over-allotment option is exercised in full or in part) will be deposited into a United States-based trust account at [__________________], maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except as described in this prospectus, these funds will not be released to us until the earlier of the completion of our initial business combination and our redemption of our public shares (which may not occur until , 2014).

The underwriters are offering the shares on a firm commitment basis. EarlyBirdCapital, Inc., acting as the representative of the underwriters, expects to deliver the shares to purchasers on or about _____________, 2013.

EarlyBirdCapital, Inc.

________________, 2013

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	16

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	36

USE OF PROCEEDS	37

DIVIDEND POLICY	41

DILUTION	41

CAPITALIZATION	43

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	44

PROPOSED BUSINESS	48

MANAGEMENT	67

PRINCIPAL STOCKHOLDERS	74

CERTAIN TRANSACTIONS	76

DESCRIPTION OF SECURITIES	79

SHARES ELIGIBLE FOR FUTURE SALE	82

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS	83

UNDERWRITING	89

SELLING RESTRICTIONS	93

LEGAL MATTERS	94

EXPERTS	94

WHERE YOU CAN FIND ADDITIONAL INFORMATION	94

INDEX TO FINANCIAL STATEMENTS	F-1

i

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing. Unless otherwise stated in this prospectus:

•           references in this prospectus to “we,” “us” or “our company” refer to MedWorth Acquisition Corp.;

•           references in this prospectus to our “public shares” refer to shares of our common stock sold in this offering (whether they are purchased in this offering or thereafter in the open market) and references to “public stockholders” refer to the holders of our public shares, including our sponsors (as defined below) to the extent our sponsors purchase public shares, provided that their status as “public stockholders” shall only exist with respect to such public shares;

•           references in this prospectus to our “management” or our “management team” refer to our officers and directors;

•           references in this prospectus to our “sponsors” refer to our initial stockholders prior to this offering; and

•           except as specifically provided otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

General

We are a blank check company formed under the laws of the State of Delaware on January 22, 2013. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, which we refer to throughout this prospectus as our initial business combination, with one or more businesses or entities, which we refer to throughout this prospectus as a target business. To date, our efforts have been limited to organizational activities as well as activities related to this offering. We have not selected any target business on which to concentrate our search for our initial business combination. None of our officers, directors, sponsors, promoters and other affiliates has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents or affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible business combination with our company.

We intend to focus our search on businesses that may provide significant opportunities for attractive investor returns. We expect to focus our search for a target business for our initial business combination in the healthcare industry, with specific focus on specialty pharmacy, infusion pharmacy and/or drug distribution sectors based in the U.S., although we do not intend to limit our search to a particular geographic region and we may pursue opportunities in other business sectors or industries.

We will have until 18 months from the date of this prospectus to consummate our initial business combination. If we are unable to consummate our initial business combination within this time period, we will, as promptly as possible but not more than ten business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account and then seek to dissolve and liquidate. We expect the per share redemption price to be $8.36 per share of common stock, without taking into account any interest earned on such funds. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders.

Pursuant to the Nasdaq listing rules, our initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the trust account at the time of the execution of a definitive agreement for such business combination, although this may entail simultaneous acquisitions of several target businesses. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). The target business or businesses that we acquire may have a collective fair market value substantially in excess of 80% of the trust account balance.

We currently anticipate structuring our initial business combination to acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination where we merge directly with the target business or where we acquire less than 100% of such interests or assets of the target business. If we acquire less than 100% of the equity interests or assets of the target business, we will not enter into a business combination unless either we or our public stockholders acquire at least a controlling interest in the target business (meaning not less than 50.1% of the voting equity interests in the target or all or substantially all of the assets of such target).

As more fully discussed in “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has pre-existing fiduciary or contractual obligations, he may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. All of our officers and directors currently have certain relevant pre-existing fiduciary duties or contractual obligations. In addition, our officers have agreed not to participate in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within the required time period.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act) and will remain such for up to five years. However, if our non-convertible debt issued within a three year period or our total revenues exceed $1 billion or the market value of our shares of common stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards.

Private Placements

In February 2013, our sponsors purchased an aggregate of 1,725,000 shares of our common stock, which we refer to throughout this prospectus as the “founders’ shares,” for an aggregate purchase price of $25,000, or approximately $0.015 per share. The founders’ shares held by our sponsors include an aggregate of up to 225,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that our sponsors will collectively own 20.0% of our issued and outstanding shares after this offering (excluding the sale of the sponsors’ shares and assuming our sponsors do not purchase shares in this offering). None of our sponsors has indicated any intention to purchase shares in this offering.

2

The founders’ shares are identical to the shares of common stock being sold in this offering. However, our sponsors have agreed (A) to vote their founders’ shares and any public shares acquired in or after this offering in favor of any proposed business combination and (B) not to convert any shares in connection with a proposed initial business combination. Additionally, our sponsors have agreed not to transfer, assign or sell any of the founders’ shares (subject to certain limited exceptions) during the escrow period. Of the total 1,725,000 founders’ shares, 50% of these shares will be released from escrow six months after the closing of the business combination. The remaining 50% of these shares will be released from escrow one year after the closing of the business combination.

In addition, our sponsors have committed to purchase an aggregate of 586,250 sponsors’ shares at a price of $8.00 per share ($4,690,000 in the aggregate) in a private placement that will occur simultaneously with the closing of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option.

The $4,690,000 proceeds (or $5,266,000 if the underwriters exercise the over-allotment option in full), from the private placement of the sponsors’ shares will be added to the proceeds of this offering, less underwriting discounts and commissions and offering expenses, and placed in a trust account in the United States at [________________________], with Continental Stock Transfer & Trust Company, as trustee. If we do not complete our initial business combination within the required time period, the $4,690,000 proceeds (or $5,266,000 if the underwriter exercise its over-allotment option in full) from the sale of the sponsors’ shares will be included in the liquidating distribution to our public stockholders.

The sponsors’ shares are identical to the shares sold in this offering. However, our sponsors have agreed (A) to vote their sponsors’ shares in favor of any proposed business combination and (B) not to convert any shares in connection with a proposed initial business combination. Additionally, our sponsors have agreed not to transfer, assign or sell any of the sponsors’ shares (subject to certain limited exceptions) until 30 days after the closing of our initial business combination.

Our executive offices are located at 999 Brickell Avenue, Suite 800, Miami, Florida 33131, and our telephone number is (786) 220-1120.

3

The Offering

In making your decision on whether to invest in our shares, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act of 1933, as amended, or the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors” beginning on page 16 of this prospectus.

Securities offered	6,000,000 shares of common stock, at $8.00 per share.

Listing of our shares and proposed symbol

We have applied to have the shares of common stock listed on Nasdaq under the symbol “MWRX”. The shares will begin trading on or promptly after the date of this prospectus. Although, after giving effect to this offering, we meet the minimum initial listing standards of Nasdaq on a pro forma basis, which generally only require that we meet certain requirements relating to shareholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution, we cannot assure you that our securities will continue to be listed on Nasdaq as we might not in the future meet certain continued listing standards.

We will file a Current Report on Form 8-K with the Securities and Exchange Commission, or SEC, including an audited balance sheet, promptly upon the consummation of this offering, which is anticipated to take place three business days from the date the shares commence trading. The audited balance sheet will reflect our receipt of the proceeds from the exercise of the over-allotment option if the over-allotment option is exercised on the date of this prospectus. If the over-allotment option is exercised after the date of this prospectus, we will file an amendment to the Form 8-K or a new Form 8-K to provide updated financial information to reflect the exercise of the over-allotment option.

Shares of common stock:

Number outstanding before this offering	1,725,000(1)

Number to be sold to insiders	586,250

_______________________________

1 This number includes an aggregate of 225,000 founders’ shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters.

4

Number to be outstanding after this offering and sale to insiders	8,086,250(2)(3)

Securities being purchased by insiders

In February 2013, our sponsors purchased an aggregate of 1,725,000 founders’ shares for an aggregate purchase price of $25,000, or approximately $0.015 per share. The founders’ shares held by our sponsors include an aggregate of up to 225,000 shares of common stock subject to forfeiture to the extent that the over-allotment option is not exercised by the underwriters in full or in part. Our sponsors will be required to forfeit only a number of shares of common stock necessary to maintain the 20.0% ownership interest in our shares of common stock after giving effect to the offering (excluding the sale of the sponsors’ shares and exercise, if any, of the underwriters’ over-allotment option). Including the sale of the sponsors’ shares, our sponsors will own 25.8% of our common stock after this offering (or 25.7% if the over-allotment option is exercised in full). The founders’ shares are identical to the shares of common stock being sold in this offering. However, our sponsors have agreed (A) to vote their founders’ shares and any public shares purchased in or after this offering in favor of any proposed business combination, and (B) not to convert any shares in connection with a stockholder vote to approve a proposed initial business combination. In the event of a liquidation prior to our initial business combination, the sponsors have agreed that the founders’ shares will not participate in liquidating distributions.

Our sponsors have committed that they and/or their designees will purchase an aggregate of 586,250 sponsors’ shares at $8.00 per share (for a total purchase price of approximately $4,690,000) pursuant to letter agreements among us. These purchases will take place on a private placement basis and will be consummated simultaneously with the consummation of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option. The amounts to be paid upon consummation of the private placement will be placed in escrow with our counsel prior to the effectiveness of this registration statement.

_______________________________

2 Assumes the over-allotment option has not been exercised and an aggregate of 225,000 founders’ shares have been forfeited.

3 Excludes 600,000 shares underlying the share purchase option we are issuing to EarlyBirdCapital and/or its designees.

5

The sponsors’ shares are identical to the shares sold in this offering. However, our sponsors have agreed (A) to vote their sponsors’ shares in favor of any proposed business combination, and (B) not to convert any sponsors’ shares in connection with a stockholder vote to approve a proposed initial business combination. In the event of a liquidation prior to our initial business combination, the sponsors have agreed that the sponsors’ shares will not participate in liquidating distributions.

Restrictions on transfer of founders’ shares and sponsors’ shares

On the date of this prospectus, the founders’ shares will be placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of the founders’ shares will be released from escrow six months after the closing of the business combination. The remaining 50% of the founders’ shares will be released from escrow one year after the closing of the business combination.

The holders of the sponsors' shares have agreed not to transfer, assign or sell any of the sponsors’ shares (subject to certain limited exceptions) until 30 days after the closing of our initial business combination.

The limited exceptions referred to above include (1) transfers amongst the holders, to our officers, directors and employees, or to a holder’s partners, members, stockholders, or affiliates upon its liquidation and dissolution, (2) transfers to immediate family members and trusts for estate planning purposes, (3) transfers by virtue of the laws of descent and distribution upon death, (4) transfers pursuant to a qualified domestic relations order, (5) transfers by private sales at prices no greater than the price at which the shares were originally purchased, (6) with our prior written consent, pledges to secure obligations incurred in connection with purchases of our securities, or (7) transfers to us for cancellation in connection with the consummation of a business combination, in each case (except for clause (7)) where the transferee agrees to the restrictions on transferability and/or terms of the escrow agreement and forfeiture, as the case may be.

6

Offering proceeds to be held in the trust account

We estimate that the net proceeds from the sale of the shares in this offering, after deducting offering expenses of approximately $400,000 and underwriting discounts and commissions of $1,680,000 (or $1,932,000 if the over-allotment option is exercised in full), representing 3.5% of the gross proceeds of the offering, will be $45,920,000 (or $52,868,000 if the over-allotment option is exercised in full). $45,470,000 of the net proceeds of this offering (or $52,418,000 if the over-allotment option is exercised in full), plus the $4,690,000 we will receive from the sale of the sponsors’ shares, for an aggregate of $50,160,000 or $57,684,000 if the over-allotment option is exercised in full (in either case, $8.36 per share sold to the public in this offering), will be placed in a trust account in the United States at [_______________________], maintained by Continental Stock Transfer & Trust Company, acting as trustee pursuant to an agreement to be signed on the date of this prospectus. The remaining $405,000 of net proceeds of this offering will not be held in the trust account.

Except as set forth below, the proceeds held in the trust account will not be released until the earlier of: (1) the completion of our initial business combination within 18 months from the date of this prospectus and (2) our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period. Therefore, unless and until our initial business combination is consummated, the proceeds held in the trust account will not be available for our use for any expenses related to this offering or expenses which we may incur related to the investigation and selection of a target business and the negotiation of an agreement to acquire a target business.

Notwithstanding the foregoing, there can be released to us from the trust account (1) any interest (or income) earned on the funds in the trust account that we need to pay our income or other tax obligations and (2) any remaining interest (or income) earned on the funds in the trust account that we need for our working capital requirements. With these exceptions, expenses incurred by us may be paid prior to a business combination only from the net proceeds of this offering not held in the trust account of approximately $405,000; provided, however, that if the funds not held in the trust account and interest and income earned on the funds held in the trust account available to us are insufficient to meet our working capital needs following the consummation of this offering, our officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet such needs. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $8.00 per share. If we do not complete a business combination, the loans will be forgiven.

7

Limited payments to insiders

There will be no fees, reimbursements or other cash payments paid to our sponsors, officers, directors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is) other than:

•      repayment at the closing of this offering of an aggregate of $125,000 of non-interest bearing loans, or such greater amount as may be necessary for our expenses prior to the closing, made to us by Charles F. Fistel, our Chief Executive Officer, and Anthony Minnuto, our Chairman of the Board.

•      payment of $10,000 per month to Allied Medical Supply, Inc., or Allied, an affiliate of Mr. Minnuto, our Chairman of the Board, for office space and administrative and support services; and

•      reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations.

There is no limit on the amount of out-of-pocket expenses reimbursable by us. Our audit committee will review and approve all reimbursements and payments made to any sponsor or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our Board of Directors, with any interested director abstaining from such review and approval.

8

Stockholder approval of initial business combination

In connection with any proposed initial business combination, we will seek stockholder approval of such initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), subject to the limitations described herein. The amount in the trust account is initially anticipated to be $8.36 per share. We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

We chose our net tangible asset threshold of $5,000,001 to ensure that we would avoid being subject to Rule 419 promulgated under the Securities Act of 1933, as amended. However, if we seek to consummate an initial business combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the trust account upon consummation of such initial business combination, our net tangible asset threshold may limit our ability to consummate such initial business combination (as we may be required to have a lesser number of shares converted) and may force us to seek third party financing which may not be available on terms acceptable to us or at all. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. Public shareholders may therefore have to wait the full 18 months in order to be able to receive a pro rata share of the trust account.

Our sponsors and our officers and directors have agreed (1) to vote any of their founders’ shares, sponsors’ shares and any public shares purchased in or after this offering in favor of any proposed business combination and (2) not to convert any shares in connection with a stockholder vote to approve a proposed initial business combination.

9

The $5,000,001 net tangible asset threshold is different from the thresholds used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business combination if the holders of the company’s public shares voted against a proposed business combination and elected to convert more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold was typically between 20% and 40%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public stockholders electing conversion exceeded the maximum conversion threshold pursuant to which such company could proceed with a business combination.

Stockholder approval procedures

In connection the vote for a proposed business combination, our sponsors, as well as all of our officers and directors, have agreed to vote their founders’ shares, sponsors’ shares and any public shares acquired in or after this offering in favor of such proposed business combination. None of our sponsors, officers, directors or their affiliates has indicated any intention to purchase shares in this offering or any shares of common stock from persons in the open market or in private transactions. However, if a significant number of stockholders vote, or indicate an intention to vote, against a proposed business combination, our sponsors, officers, directors or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. The foregoing open market purchases by our sponsors, officers, directors or their affiliates who are “affiliated purchasers” under Rule 10b-18 under the Exchange Act will comply with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. For instance, the total volume of open market purchases of common stock on any single day must not exceed 25% of the average daily trading volume of our common stock on any single day must not exceed 25% of the average daily trading volume of our common stock during the four calendar weeks preceding the week in which the purchases are effectuated. Similarly, the purchase price cannot exceed the highest independent bid or the last independent transaction price of our common stock, whichever is higher, at the time the purchases are effectuated. Our sponsors, officers, directors and their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

We will consummate a business combination only if (1) a majority of the outstanding shares of common stock voted are voted in favor of the business combination and (2) we have net tangible assets of at least $5,000,001 upon such consummation.

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Conversion rights if stockholder meeting held

In connection with any stockholder meeting called to approve a proposed initial business combination, each public stockholder will have the right, regardless of whether he is voting for or against such proposed business combination, to demand that we convert his shares into a pro rata share of the trust account. Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 25% or more of the shares of common stock sold in this offering without our prior written consent. We believe this restriction will prevent an individual stockholder or “group” from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force our management or us to purchase its shares at a significant premium to the then current market price. By limiting a stockholder’s ability to convert no more than 25% of the shares of common stock sold in this offering, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

In order to determine whether a stockholder is acting in concert or as a group with another stockholder, we will require each public stockholder seeking to exercise conversion rights to certify to us whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with any other information relating to stock ownership available to us at that time, will be the sole basis on which we make the above-referenced determination. We believe that by having each stockholder provide a certification to us, it will remove the possibility for any disputes between public stockholders and us with respect to whether such stockholders are acting as a group. However, if we determine that a stockholder is acting in concert or as a group with any other stockholder, we will notify such stockholder of our determination and offer them an opportunity to dispute our finding. The final determination as to whether a stockholder is acting in concert or as a group with any other stockholder will ultimately be made in good faith by our board of directors.

We may also require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting holder.

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The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements. Accordingly, a stockholder would have from the time the stockholder received our proxy statement through the vote on the business combination to deliver his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period will be sufficient for the average investor. Please see the risk factor titled “We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights” for further information on the risks of failing to comply with these requirements.

Conversion rights in connection with proposed amendments to our certificate of incorporation	Our amended and restated certificate of incorporation prohibits the amendment of certain of its provisions relating to the rights of our public stockholders prior to consummating our initial business combination without the approval of 65% of our stockholders. We have no intention of amending our amended and restated certificate of incorporation to reduce or remove such limitation or to allow us a longer period of time to complete our initial business combination prior to our consummation of such initial business combination. Notwithstanding the foregoing, if we do seek to amend such provisions, we will provide dissenting public stockholders with the opportunity to convert their public shares in connection with any such vote. Our sponsors have agreed to waive any conversion rights with respect to any founders’ shares, sponsors’ shares and any public shares they may hold in connection with any such vote to amend our amended and restated certificate of incorporation.

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Liquidation if no business combination

If we are unable to complete our initial business combination within 18 months from the date of this prospectus, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

We may not have funds sufficient to pay or provide for all creditors’ claims. Although we will seek to have all third parties (including any vendors or other entities we engage after this offering) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. There is also no guarantee that the third parties would not challenge the enforceability of these waivers and bring claims against the trust account for monies owed them. Our officers have agreed that they will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but they may not be able to satisfy their indemnification obligations if they are required to do so. Notwithstanding the foregoing, they will have no personal liability under this indemnity (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims under our indemnity with the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

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The holders of the founders’ shares and sponsors’ shares will not participate in any redemption distribution with respect to their founders’ shares or sponsors’ shares.

If we are unable to conclude our initial business combination and we expend all of the net proceeds of this offering not deposited in the trust account, without taking into account any interest earned on the trust account, we expect that the initial per-share redemption price will be approximately $8.36. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of our stockholders. In addition, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. Therefore, the actual per-share redemption price may be less than $8.36.

We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our officers have agreed to pay the out-of-pocket expenses necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment for such expenses.

Risks

We are a newly formed company that has conducted no operations and has generated no revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision on whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company, as well as the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act of 1933, as amended, and, therefore, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. For additional information concerning how Rule 419 blank check offerings differ from this offering, please see “Proposed Business — Comparison to offerings of blank check companies subject to Rule 419.” You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” beginning on page 16 of this prospectus.

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Summary Financial Data

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, and accordingly only balance sheet data is presented.

	February 28, 2013
	Actual	As Adjusted(1)
Balance Sheet Data:
Working capital (deficiency)	$(65,000)	$50,632,100
Total assets	172,000	50,632,100
Total liabilities	150,000	-
Value of common stock which may be converted for cash	-	45,632,099
Stockholders' equity	22,000	5,000,001

(1)          Includes the $4,690,000 we will receive from the sale of the sponsors’ shares.

The “as adjusted” information gives effect to the sale of the shares we are offering, the sponsor shares and the share purchase option we will issue to EarlyBirdCapital and/or its designees, including the application of the related gross proceeds and the payment of the estimated remaining costs from such sale and the repayment of the accrued and other liabilities required to be repaid.

The “as adjusted” working capital and total assets amounts include the $50,160,000 to be held in the trust account, which, except for limited situations described in this prospectus, will be available to us only upon the consummation of our initial business combination within the time period described in this prospectus. If our initial business combination is not so consummated, the trust account, less amounts we are permitted to withdraw as described in this prospectus, will be distributed solely to our public stockholders (subject to our obligations under Delaware law to provide for claims of creditors).

We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

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RISK FACTORS

An investment in our shares involves a high degree of risk. You should consider carefully all of the risks described below, which we believe represent the material risks related to the offering, together with the other information contained in this prospectus, before making a decision to invest in our shares. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our shares could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Associated with Our Business

We are a newly formed blank check company in the development stage with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a newly formed blank check company in the development stage with no operating results to date. Therefore, our ability to commence operations is dependent upon obtaining financing through the public offering of our shares. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire an operating business. We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective acquisition candidates. We will not generate any revenues until, at the earliest, after the consummation of our initial business combination.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of February 28, 2013, 2013, we had $85,000 in cash and cash equivalents and a working capital deficiency of $65,000. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital through this offering are discussed in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our plans to raise capital and to consummate our initial business combination may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

If we are unable to consummate our initial business combination, our public stockholders may be forced to wait more than 18 months before receiving distributions from the trust account.

We have 18 months from the date of this prospectus in which to complete our initial business combination. We have no obligation to return funds to investors prior to such date unless we consummate our initial business combination prior thereto and only then in case where investors have sought to convert their shares. Only after the expiration of this full time period will public security holders be entitled to distributions from the trust account if we are unable to complete our initial business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss.

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You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds of this offering are intended to be used to complete our initial business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, since we will have net tangible assets in excess of $5,000,001 upon the successful consummation of this offering and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact, we will be exempt from rules promulgated by the SEC to protect investors of blank check companies such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules which would, for example, completely restrict the transferability of our securities and restrict the use of interest earned on the funds held in the trust account. Because we are not subject to Rule 419, our shares will be immediately tradable and we will be entitled to withdraw interest and income from the funds held in the trust account prior to the completion of our initial business combination.

We may issue shares of our capital stock to complete our initial business combination, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership.

Our certificate of incorporation currently authorizes, and our amended and restated certificate of incorporation, which will become effective prior to the consummation of this offering, will authorize, the issuance of up to 100,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. Immediately after this offering and the purchase of the sponsors’ shares (assuming no exercise of the underwriters’ over-allotment option), there will be 91,313,750 authorized but unissued shares of common stock available for issuance. Although we have no commitment as of the date of this offering, we may issue a substantial number of additional shares of common stock or shares of preferred stock, or a combination of common stock and preferred stock, to complete our initial business combination. The issuance of additional shares of common stock or preferred stock will not reduce the per-share conversion or redemption amount in the trust account. The issuance of additional shares of common stock or preferred stock:

•           may significantly reduce the equity interest of investors in this offering;

•           may subordinate the rights of holders of shares of common stock if we issue shares of preferred stock with rights senior to those afforded to our shares of common stock;

•           may cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•           may adversely affect prevailing market prices for our shares of common stock.

We may incur significant indebtedness in order to consummate our initial business combination.

If we find it necessary to incur significant indebtedness in connection with our initial business combination, it could result in:

•           default and foreclosure on our assets if our operating revenues after our initial business combination are insufficient to repay our debt obligations;

•           acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•           our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

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•           our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding.

If we incur indebtedness, our lender will not have a claim on the cash in the trust account and such indebtedness will not decrease the per share conversion or redemption amount in the trust account.

The funds held in the trust account may not earn significant interest and, as a result, we may be limited to the funds held outside of the trust account to fund our search for target businesses, to pay our tax obligations and to complete our initial business combination.

Of the net proceeds of this offering, approximately $405,000 is anticipated to be available to us initially outside the trust account to fund our working capital requirements. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital we will need to identify one or more target businesses and to complete our initial business combination, as well as to pay any tax obligations that we may owe. Interest rates on permissible investments for us have been less than 1% over the last several months. Accordingly, if we do not earn a sufficient amount of interest on the funds held in the trust account and use all of the funds held outside of the trust account, we may not have sufficient funds available with which to structure, negotiate or close our initial business combination. In such event, we would need to borrow funds from our sponsors, officers or directors to operate or may be forced to liquidate.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption price received by stockholders may be less than $8.36.

Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with us, they may seek recourse against the trust account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of our public stockholders. Therefore, the per-share distribution from the trust account may be less than $8.36, plus interest, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public stockholders at least $8.36.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we have not completed our initial business combination by 18 months from the date of this prospectus, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. We may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

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If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after expiration of the 18-month deadline, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Our directors may decide not to enforce the indemnification obligations of our officers, resulting in a reduction in the amount of funds in the trust account available for distribution to our public stockholders.

In the event that the proceeds in the trust account are reduced below $8.36 per public share and either of our officers asserts that he is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against such individual to enforce such indemnification obligations. It is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public stockholders may be reduced below $8.36 per share.

Unlike other blank check companies, we are only selling shares of common stock in this offering rather than units comprised of common stock and warrants and therefore investors will not be issued warrants as part of their investment.

Unlike other blank check companies that sell units comprised of shares of common stock and warrants in their initial public offerings, we are only selling shares of common stock in this offering. Accordingly, investors in this offering will not be issued any warrants as part of their investment. This may ultimately limit the value of your investment in our company.

The requirement that the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for our initial business combination may limit the type and number of companies that we may complete such a business combination with.

Pursuant to the Nasdaq listing rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for our initial business combination. This restriction may limit the type and number of companies that we may complete a business combination with. If we are unable to locate a target business or businesses that satisfy this fair market value test, we may be forced to liquidate and you will only be entitled to receive your pro rata portion of the funds in the trust account.

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Our ability to successfully effect our initial business combination will be totally dependent upon the efforts of our key personnel. Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest or the loss of any key personnel could have a negative impact on our ability to consummate our initial business combination.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. We do not intend to have any full time employees prior to the consummation of our initial business combination. All of our officers and directors are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. Accordingly, each of them will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. If our officers’ and directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate our initial business combination. These conflicts may not be resolved in our favor.

In addition, we do not have employment agreements with any of our officers. The unexpected loss of the services of our key personnel could have a detrimental effect on us and our ability to consummate an initial business combination.

Our ability to be successful after the completion of our initial business combination will be dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. While we intend to closely scrutinize any individuals we engage after our initial business combination, our assessment of these individuals may not prove to be correct.

Our ability to be successful after the completion of our initial business combination is dependent upon the efforts of our key personnel. The roles of our key personnel after our initial business combination, however, remain to be determined. Although some of our key personnel may serve in senior management or advisory positions following our initial business combination, it is likely that most, if not all, of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our officers and directors may not have significant experience or knowledge regarding the jurisdiction or industry of the target business we may seek to acquire.

Although we expect to focus our search for a target business for our initial business combination in the healthcare industry, in particular the specialty pharmacy, infusion pharmacy and/or drug distribution sectors, we do not intend to limit our search to a particular geographic region and we may pursue opportunities in other business sectors or industries. Therefore, we may consummate a business combination with a target business in any geographic location or industry we choose. Our officers and directors may not have enough experience or sufficient knowledge relating to the jurisdiction of the target or its industry to make an informed decision regarding our initial business combination.

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Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel will be able to remain with the company after the consummation of our initial business combination only if they are able to negotiate employment or consulting agreements or other appropriate arrangements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business.

Certain of our officers, directors and their affiliates may become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Members of our management team may in the future have affiliations with companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with the consummation of our initial business combination. As a result, a potential target business may be presented by our management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in a transaction with such target business. For a more detailed description of the potential conflicts of interest of our management, see the section titled “Management — Conflicts of Interest.”

The shares beneficially owned by our officers and directors will generally not participate in liquidation distributions and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for our initial business combination.

Our officers and directors have waived their right to convert their founders’ shares, sponsors’ shares or any other shares purchased in this offering or thereafter or to receive distributions from the trust account with respect to their founders’ shares or sponsors’ shares upon our liquidation if we are unable to consummate our initial business combination. Accordingly, the founders’ shares and sponsors’ shares will generally be worthless if we do not consummate our initial business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

Nasdaq may delist our shares from quotation on its exchange which could limit investors’ ability to make transactions in our shares and subject us to additional trading restrictions.

We anticipate that our shares of common stock will be listed on Nasdaq, a national securities exchange, upon consummation of this offering. Although, after giving effect to this offering, we meet the minimum initial listing standards of Nasdaq on a pro forma basis, which generally only requires that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution, our shares may not continue to be listed on Nasdaq in the future prior to an initial business combination. Additionally, in connection with our initial business combination, it is likely that Nasdaq will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We may not be able to meet those initial listing requirements at that time.

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If Nasdaq delists our shares from trading on its exchange, we could face significant material adverse consequences, including:

•           a limited availability of market quotations for our shares

•           reduced liquidity with respect to our shares

•           a determination that our common stock is a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;

•           a limited amount of news and analyst coverage for our company; and

•           a decreased ability to issue additional securities or obtain additional financing in the future.

We may only be able to complete one business combination with the proceeds of this offering, which will cause us to be solely dependent on a single business which may have a limited number of products or services.

It is likely we will consummate our initial business combination with a single target business, although we have the ability to simultaneously acquire several target businesses. By consummating a business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

•           solely dependent upon the performance of a single business, or

•           dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

Alternatively, if we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

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The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

If our initial business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our initial business combination. In the event that the acquisition involves the issuance of our stock as consideration, we may be required to issue a higher percentage of our stock to make up for a shortfall in funds. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to consummate an initial business combination if a target business requires that we have a certain amount of cash at closing, in which case public stockholders may have to remain stockholders of our company and wait until our redemption of the public shares to receive a pro rata share of the trust account or attempt to sell their shares in the open market.

A potential target may make it a closing condition to our initial business combination that we have a certain amount of cash in excess of the $5,000,001 of net tangible assets we are required to have pursuant to our organizational documents available at the time of closing. If the number of our stockholders electing to exercise their conversion rights has the effect of reducing the amount of money available to us to consummate an initial business combination below such minimum amount required by the target business and we are not able to locate an alternative source of funding, we will not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. In that case, public stockholders may have to remain stockholders of our company and wait the full 18 months in order to be able to receive a pro rata portion of the trust account, or attempt to sell their shares in the open market prior to such time, in which case they may receive less than a pro rata share of the trust account for their shares.

We will offer each public stockholder the option to vote in favor of the proposed business combination and still seek conversion of his, her or its shares.

In connection with seeking stockholder approval of any business combination, we will offer each public stockholder (but not our sponsors, officers or directors) the right to have his, her or its shares of common stock converted to cash (subject to the limitations described elsewhere in this prospectus) regardless of whether such stockholder votes for or against such proposed business combination. We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Accordingly, public stockholders owning 5,453,002 shares sold in this offering, or such lesser amount as may be necessary for us to maintain $5,000,001 of tangible net assets at the time of the consummation of our initial business combination, may exercise their conversion rights and we could still consummate a proposed business combination so long as a majority of shares voted at the meeting are voted in favor of the proposed business combination. This is different than other similarly structured blank check companies where stockholders are offered the right to convert their shares only when they vote against a proposed business combination. Furthermore, our $5,000,001 net tangible asset threshold is different than the more typical conversion threshold of between 20% and 40% and further allows holders of our shares of common stock the right to vote in favor of our initial business combination and elect to convert their shares. This different threshold and the ability to seek conversion while voting in favor of a proposed business combination may make it more likely that we will consummate our initial business combination.

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Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking conversion rights with respect to more than 25% of the shares sold in this offering.

We will offer each public stockholder (but not holders of our founders’ shares) the right to have his, her, or its shares of common stock converted into cash. Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” will be restricted from seeking conversion rights with respect to more than 25% of the shares sold in this offering. Generally, in this context, a stockholder will be deemed to be acting in concert or as a group with another stockholder when such stockholders agree to act together for the purpose of acquiring, voting, holding or disposing of our equity securities. Accordingly, if you purchase more than 25% of the shares sold in this offering and our proposed business combination is approved, you will not be able to seek conversion rights with respect to the full amount of your shares and may be forced to hold such additional shares of common stock or sell them in the open market. The value of such additional shares may not appreciate over time following our initial business combination, and the market price of our shares of common stock may not exceed the per-share conversion price.

We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.

In connection with any stockholder meeting called to approve a proposed initial business combination, each public stockholder will have the right, regardless of whether he is voting for or against such proposed business combination, to demand that we convert his shares into a pro rata share of the trust account. We may require public stockholders who wish to convert their shares in connection with a proposed business combination to either tender their certificates to our transfer agent at any time prior to the vote taken at the stockholder meeting relating to such business combination or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Accordingly, if it takes longer than we anticipate for stockholders to deliver their shares, stockholders who wish to convert may be unable to meet the deadline for exercising their conversion rights and thus may be unable to convert their shares.

If we require public stockholders who wish to convert their shares to comply with specific requirements for conversion, such converting stockholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.

If we require public stockholders who wish to convert their shares to comply with specific requirements for conversion and such proposed business combination is not consummated, we will promptly return such certificates to the tendering public stockholders. Accordingly, investors who attempted to convert their shares in such a circumstance will be unable to sell their securities after the failed acquisition until we have returned their securities to them. The market price for our shares of common stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek conversion may be able to sell their securities.

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Because of our structure, other companies may have a competitive advantage and we may not be able to consummate an attractive business combination.

We expect to encounter intense competition from entities other than blank check companies having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with the net proceeds of this offering, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, seeking stockholder approval of our initial business combination may delay the consummation of a transaction. Any of the foregoing may place us at a competitive disadvantage in successfully negotiating an initial business combination.

We may be unable to obtain additional financing, if required, to complete our initial business combination or to fund the operations and growth of the target business, which could compel us to restructure or abandon a particular business combination.

Although we believe that the net proceeds of this offering will be sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target business, the capital requirements for any particular transaction remain to be determined. If the net proceeds of this offering prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in search of a target business, or the obligation to convert into cash a significant number of shares from dissenting stockholders, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after our initial business combination.

Our sponsors, officers and directors will control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

Upon consummation of our offering and sale of the sponsors’ shares, our sponsors, officers and directors will collectively own approximately 25.8% of our issued and outstanding shares of common stock (assuming they do not purchase any shares in this offering and the underwriter does not exercise its over-allotment option or require them to purchase additional shares). None of our sponsors, officers, directors or their affiliates has indicated any intention to purchase shares in this offering or any shares of common stock from persons in the open market or in private transactions. However, our sponsors, officers, directors or their affiliates could determine in the future to make such purchases in the open market or in private transactions, to the extent permitted by law, in order to influence the vote. In connection with any vote for a proposed business combination, our sponsors, as well as all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before this offering as well as any shares of common stock acquired in this offering or in the aftermarket in favor of such proposed business combination. The foregoing open market purchases by our sponsors, officers, directors or their affiliates who are “affiliated purchasers” under Rule 10b-18 under the Exchange Act will comply with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. For instance, the total volume of open market purchases of common stock on any single day must not exceed 25% of the average daily trading volume of our common stock on any single day must not exceed 25% of the average daily trading volume of our common stock during the four calendar weeks preceding the week in which the purchases are effectuated. Similarly, the purchase price cannot exceed the highest independent bid or the last independent transaction price of our common stock, whichever is higher, at the time the purchases are effectuated. Our sponsors, officers, directors and their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

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Our board of directors is and will be divided into three classes, each of which will generally serve for a term of three years, with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. Accordingly, you may not be able to exercise your voting rights under corporate law for up to 18 months. If there is an annual meeting, as a consequence of our “staggered” board of directors, only half of the board of directors will be considered for election and our sponsors, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our sponsors will continue to exert control at least until the consummation of our initial business combination.

We may not hold an annual meeting of stockholders until after the consummation of our initial business combination.

It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, and thus we may not be in compliance with Section 211(b) of the Delaware General Corporation Law, which requires an annual meeting of stockholders be held for the purposes of electing directors in accordance with a company’s bylaws unless such election is made by written consent in lieu of such a meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our initial business combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the Delaware General Corporation Law.

Our sponsors paid an aggregate of $25,000, or approximately $0.015 per share, for the founders’ shares and will pay $8.00 per share for the sponsors’ shares, for an average price of approximately $2.26 per share, and, accordingly, you will experience immediate and substantial dilution from the purchase of our shares of common stock.

The difference between the public offering price per share and the pro forma net tangible book value per share of common stock after this offering constitutes the dilution to the investors in this offering. Our sponsors acquired the founders’ shares and sponsors’ shares for an average of $2.26 per share, significantly contributing to this dilution. Upon consummation of this offering, you and the other new investors will incur an immediate and substantial dilution of approximately 76.3% or $6.10 per share (the difference between the pro forma net tangible book value per share of $1.90, and the initial offering price of $8.00 per share). This is because investors in this offering will be contributing approximately 91.1% of the total amount paid to us for our outstanding securities after this offering (including the $4,690,000 we will receive from the sale of the sponsors’ shares) but will only own 74.2% of our outstanding securities. Accordingly, the per-share purchase price you will be paying substantially exceeds our per share net tangible book value.

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If our security holders exercise their registration rights, it may have an adverse effect on the market price of our shares of common stock and the existence of these rights may make it more difficult to effect our initial business combination.

Holders of a majority of the founders' shares are entitled to make a demand that we register the resale of the founders’ shares at any time commencing three months prior to the date on which their shares may be released from escrow. In addition, holders of a majority of the sponsors' shares and any shares our officers, directors or their affiliates may be issued in payment of working capital loans made to us are entitled to make a demand that we register these securities commencing on the date that we consummate our initial business combination. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of our securities. In addition, the existence of these rights may make it more difficult to effectuate our initial business combination or increase the cost of acquiring the target business, as the stockholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities because of the potential effect the exercise of such rights may have on the trading market for our shares of common stock.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

A company that, among other things, is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, trading or holding certain types of securities would be deemed an investment company under the Investment Company Act of 1940. Since we will invest the proceeds held in the trust account, it is possible that we could be deemed an investment company. Notwithstanding the foregoing, we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940. To this end, the proceeds held in the trust account may be invested by the trustee only in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940.

If we are nevertheless deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it more difficult for us to complete our initial business combination, including:

•          restrictions on the nature of our investments; and

•          restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

•          registration as an investment company;

•          adoption of a specific form of corporate structure; and

•          reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

Compliance with these additional regulatory burdens would require additional expense for which we have not allotted.

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The determination of the offering price of our shares is more arbitrary compared with the pricing of securities for an operating company in a particular industry.

There is no public market for any of our shares. The public offering price of the shares was negotiated between us and the representative of the underwriters. Factors considered in determining the price of the shares of common stock include:

•          the history and prospects of companies whose principal business is the acquisition of other companies;

•          prior offerings of those companies;

•          our prospects for acquiring an operating business at attractive values;

•          our capital structure;

•          an assessment of our management and their experience in identifying operating companies; and

•          general conditions of the securities markets at the time of the offering.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since we have no historical operations or financial results to compare them to.

If we do not conduct an adequate due diligence investigation of a target business, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

We must conduct a due diligence investigation of the target businesses we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, this diligence may not reveal all material issues that may affect a particular target business, and factors outside the control of the target business and outside of our control may later arise. If our diligence fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our common stock. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

The requirement that we complete our initial business combination within 18 months from the date of this prospectus may give potential target businesses leverage over us in negotiating our initial business combination.

We have 18 months from the date of this prospectus to complete our initial business combination. Any potential target business with which we enter into negotiations concerning a business combination will be aware of this requirement. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete a business combination with that particular target business, we may be unable to complete a business combination with any other target business. This risk will increase as we get closer to the time limit referenced above.

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We will not be required to, and may not, obtain an opinion from an independent investment banking firm as to the fair market value of the target business we are seeking to acquire. Therefore you may be relying solely on the judgment of our Board of Directors in approving a proposed business combination.

We will not be required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, as to the fair market value of such target business, unless the target business that we seek to acquire is an entity that is affiliated with any of our officers, directors or sponsors. Accordingly, investors will be relying solely on the judgment of our Board of Directors in valuing such target business, and our Board of Directors may not properly value such target business.

Resources could be spent researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Compliance with the Sarbanes-Oxley Act of 2002 will require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and report on our system of internal controls and may require that we have such system of internal controls audited. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires, in many instances, that our independent registered public accounting firm report on management’s evaluation of our system of internal controls. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

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We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three year period or revenues exceeds $1 billion, or the market value of our shares of common stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these provisions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.

Our amended and restated certificate of incorporation and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, at a given annual meeting only one-third of the board of directors may be considered for election. Since our “staggered board” may prevent our stockholders from replacing a majority of our board of directors at any given annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders. Moreover, our board of directors has the ability to designate the terms of and issue new series of preferred stock.

We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

Because we must furnish our stockholders with target business financial statements prepared in accordance with U.S. generally accepted accounting principles or international financial reporting standards, we will not generally be able to complete our initial business combination with prospective target businesses unless their financial statements meet one of these requirements.

The federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, or international financial reporting standards, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire.

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There is currently no market for our shares and a market for our shares may not develop, which would adversely affect the liquidity and price of our shares.

There is currently no market for our shares. Stockholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our shares may vary significantly due to one or more potential business combinations and general market or economic conditions. Furthermore, an active trading market for our shares may never develop or, if developed, it may not be sustained. You may be unable to sell your shares unless a market can be established and sustained.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

There may be tax consequences to our initial business combinations that may adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes both to the acquired business and/or assets and us, such business combination might not meet the statutory requirements of a tax-free reorganization, or the parties might not obtain the intended tax-free treatment upon a transfer of shares or assets. A non-qualifying reorganization could result in the imposition of substantial taxes.

We may be subject to an increased rate of tax on our income if we are treated as a personal holding company.

Depending on the date and size of our initial business combination, it is possible that we could be treated as a “personal holding company” for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a personal holding company for U.S. federal income tax purposes in a given taxable year if more than 50% of its ownership (by value) is concentrated, within a certain period of time, in five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations, pension funds, and charitable trusts), and at least 60% of its income is comprised of certain passive items. See the section titled “Material U.S. Federal Tax Considerations — Company — Personal Holding Company Status” for more detailed information.

The success of our planned business following consummation of our initial business combination depends on maintaining a well-secured business and technology infrastructure.

A fundamental requirement of our anticipated business following consummation of our initial business combination will be the secure storage and transmission of personal health information and other confidential data. Our business and operations may be harmed if we do not maintain effective business processes and information systems in a secure manner, and maintain and improve continually the integrity of our confidential information. Failure to protect such information or mitigate any such breaches could adversely affect our operating results. Malfunctions in business processes, breaches of information systems or the failure to maintain effective and up-to-date information systems could disrupt our business operations, result in customer and member disputes, damage our reputation, expose us to risk of loss or litigation, result in regulatory violations, increase administrative expenses or lead to other adverse consequences.

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The success of our business may depend on effective consolidation of acquired business targets.

Our anticipated business following consummation of our initial business combination may be dependent on consolidation of processes and technology infrastructure, including information systems, for many aspects of business operations. Depending upon certain factors to be identified upon target identification, we may be required to replace or consolidate pharmacy dispensing, clinical management and accounts receivable management systems to streamline business processes, provide improved data reporting, data management, scalability and cash posting and billing and collections. Failure to successfully implement new operating systems or processes could result in higher operating costs, additional charges for system design changes or delays, or other adverse consequences.

Risks Associated with the Healthcare Industry and the Specialty Pharmacy, Infusion Pharmacy and Drug Distribution Sectors

While our efforts to identify a prospective target business will not necessarily be limited to a particular industry or geographic region, we intend to initially focus our search for target businesses in the healthcare industry with specific focus on specialty pharmacy, infusion pharmacy and/or drug distribution sectors based in the U.S. Business combinations with companies in this industry entail special considerations and risks. If we are successful in completing a business combination with a target business in these sectors, we will be subject to, and possibly adversely affected by, the risks set forth below. We may complete a business combination with a target business in another industry or geographic location, however, in which case these risks will likely not affect us and we will be subject to other risks attendant to the specific industry in which the target business we acquire operates, none of which can be currently ascertained.

Competition in the pharmaceutical industry could reduce profit margins.

The healthcare industry in general, and the specialty pharmacy, infusion pharmacy and drug distribution sectors in particular, are very competitive. If we acquire a business in these sectors, our competitors will include large and well-established companies that may have greater financial, marketing, management and technological resources than we do. Some of the companies that would compete with us are controlled or owned by pharmaceutical wholesalers and distributors, managed care organizations, pharmacy benefit managers or retail pharmacy chains and will be better positioned with respect to the distribution and dispensing of pharmaceuticals. In addition, some of these competitors may have secured long-term supply or distribution arrangements for prescription pharmaceuticals needed to treat chronic disease states that are typically provided by specialty pharmacies. These long-term arrangements may provide these competitors with more favorable pricing terms and, therefore, we may be less price competitive. In addition, we may be unable to obtain access to new pharmaceutical products.

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Government legislation and regulation could adversely affect business and financial results.

Healthcare companies, including those involved in the specialty pharmacy, infusion pharmacy and drug distribution sectors, are subject to numerous federal, state and local laws and regulations. Changes in these regulations typically require extensive changes to systems and operations that may be difficult to implement. Untimely compliance or noncompliance with applicable laws and regulations could adversely affect the continued operation of the business, including, but not limited to: imposition of civil or criminal penalties; suspension of payments from government programs; loss of required government certifications or approvals; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; or loss of licensure. The regulations to which we would be subject if we acquire a company in the healthcare, specialty and/or infusion pharmacy or drug distribution industries include, but are not limited to, anti-kickback laws; federal and state self-referral laws; the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA; regulations of the U.S. Food and Drug Administration, or FDA, U.S. Federal Trade Commission and U.S. Drug Enforcement Administration; and regulations of various state regulatory authorities. In that regard, the business, financial position and results of operations following our initial business combination, if completed, could be affected by one or more of the following:

•          federal and state laws and regulations governing the purchase, distribution, management, dispensing and reimbursement of prescription drugs and related services, whether at retail, wholesale or mail, and applicable licensing requirements;

•          the frequency and rate of approvals by the FDA of new brand named and generic drugs, or of over-the-counter status for brand name drugs;

•          FDA regulation affecting the retail or pharmacy benefit management industry ;

•          rules and regulations issued pursuant to HIPAA and the Health Information Technology for Economic and Clinical Health Act, which we refer to as the HITECH Act, and other federal and state laws affecting the use, disclosure and transmission of health information, such as state security breach laws and state laws limiting the use and disclosure of prescriber information;

•          administration of the Medicare Prescription Drug Benefit Plan, including legislative changes and/or the CMS rulemaking and interpretation;

•          government regulation of the development, administration, review and updating of formularies and drug lists;

•          state laws and regulations establishing or changing prompt payment requirements for payments to retail pharmacies;

•          managed care reform and plan design legislation; and

•          direct regulation of pharmacies or pharmacy benefit managers by regulatory and quasi-regulatory bodies.

If we consummate a business combination with an entity in the healthcare, specialty pharmacy, infusion pharmacy or the drug distribution industries, continuing government and private efforts to contain healthcare costs, including through the implementation of legal and regulatory changes, may reduce our future revenue and our profitability following such business combination.

We could be adversely affected by the continuing efforts of government and private payers to contain healthcare costs if we consummate a business combination with an entity in the healthcare industry, in particular in the specialty pharmacy, infusion pharmacy and/or drug distribution sectors. To reduce healthcare costs, payers seek to lower reimbursement rates, limit the scope of covered services and negotiate reduced or capped pricing arrangements. In addition, the government is seeking to reduce these cost by implementing legal and regulatory changes. While many of the proposed policy changes would require congressional approval to implement, we cannot assure you that reimbursement payments under governmental and private third party payer programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private pay programs could result in a substantial reduction in our net operating revenues.

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If we consummate a business combination with an entity in the healthcare industry, including the specialty pharmacy, infusion pharmacy or the drug distribution sectors, our future revenues may be affected by changes in a number of factors outside of our control.

If we consummate a business combination with an entity in the healthcare industry, in particular the specialty pharmacy, infusion pharmacy and/or drug distribution sectors, the sources and amounts of our future revenues could be adversely affected by a number of factors, relating to the acquisition integration process, including but not limited to changes in the source, number, type and mix of pharmaceuticals dispensed and whether the drugs are brand or generic. While we intended to minimize disruptions and achieve desired business continuity of the business combination, several of these factors will be outside of our control. Unmitigated changes in the number of drugs dispensed, as well as payer mix among private pay, Medicare and Medicaid, in our customers’ facilities will significantly affect our earnings and cash flow following the business combination.

The Affordable Care Act and its implementation could impact our business.

The Affordable Care Act will result in sweeping changes to the existing U.S. system for the delivery and financing of health care. The details for implementation of many of the requirements under the Affordable Care Act will depend on the promulgation of regulations by a number of federal government agencies, including the HHS. It is impossible to predict the outcome of these changes, what many of the final requirements of the Health Reform Law will be, and the net effect of those requirements on us. As such, we cannot predict the impact of the Affordable Care Act on our business, operations or financial performance.

In addition, we may target certain pharmacy organizations with hospital affiliations, including home infusion organizations or other service organizations involved in the care of patients living with chronic disease.  Hospitals are currently active in forming infusion joint ventures with pharmacy organizations, including retail specialty, and/or infusion pharmacies. This activity stems, in part, from hospitals seeking to position themselves for new paradigms in the delivery of coordinated healthcare and new methods of payment, including an emerging interdisciplinary care model known as an “accountable care organization.” These organizations are encouraged by the new Affordable Care Act and are designed to save money and improve quality of care by better integrating care, with the healthcare provider possibly sharing in the financial benefits of the new efficiencies. If the companies we target are not engaged in, or doing business with, this emerging type of health care provider, we may not be able to compete and our results of operations would be adversely affected.

Loss of relationships with one or more pharmaceutical manufacturers, and changes in discounts provided by pharmaceutical manufacturers, could adversely affect our business and financial results.

Our acquisition targets may have contractual relationships with pharmaceutical manufacturers that provide discounts on certain drugs dispensed, and pay service fees for other programs and services that are provided. Our business and financial results could be adversely affected if: (i) we were to lose relationships with one or more key pharmaceutical manufacturers; (ii) discounts decline due to changes in available discounts and/or utilization of specified pharmaceutical products by plan sponsors and other clients; (iii) legal restrictions are imposed on the ability of pharmaceutical manufacturers to offer rebates, administrative fees or other discounts or to purchase our programs or services; or (iv) pharmaceutical manufacturers choose not to offer rebates, administrative fees or other discounts or to purchase our programs or services.

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A disruption in supply could adversely impact our business.

Our acquisition targets are anticipated to acquire pharmaceuticals and related, medical supplies and equipment from manufacturers, distributors and wholesalers. Most of the pharmaceuticals purchased are anticipated to be available from multiple sources. Should a supply disruption result in the inability to obtain certain drugs, especially high margin drugs or compound components, our results of operations could be negatively impacted.

Risks involved in the conduct of operation in the healthcare, specialty and/or infusion pharmacy or drug distribution industries could affect our revenue and our results of operations.

The conduct of operations in the healthcare, specialty and/or infusion pharmacy or drug distribution industries has inherent risks. These risks include the possibility of:

•     changes in the case mix of patients, as well as payor mix and payment methodologies;

•     changes in industry pricing benchmarks;

•     loss of relationships with plan sponsors;

•     network lock-outs by health insurers and PBMs; and

•     shortages in qualified registered nursing staff, pharmacist and other professionals.

Any of these risks could affect our revenue and results of operations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about our:

•          ability to complete our initial business combination;

•          success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•          officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•          potential ability to obtain additional financing to complete our initial business combination;

•          pool of prospective target businesses;

•          the ability of our officers and directors to generate a number of potential investment opportunities;

•          potential change in control if we acquire one or more target businesses for stock;

•          our public shares’ potential liquidity and trading;

•          the lack of a market for our shares;

•          use of proceeds not held in the trust account or available to us from interest income on the trust account balance; or

•          financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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USE OF PROCEEDS

We estimate that the net proceeds of this offering, in addition to the funds we will receive from the sale of the sponsors’ shares (all of which will be deposited into the trust account), will be used as set forth in the following table:

	Without Over- Allotment Option	Over-Allotment Option Exercised
Gross proceeds

From offering	$48,000,000	$55,200,000

From private placement	4,690,000	5,266,000

Total gross proceeds	52,690,000	60,466,000

Offering expenses (1)

Underwriting discount (3.5% of gross proceeds from shares offered to public)(2)	1,680,000	1,932,000

Legal fees and expenses	150,000	150,000

Nasdaq listing fee	50,000	50,000

Printing and engraving expenses	50,000	50,000

Accounting fees and expenses	35,000	35,000

FINRA filing fee	8,780	8,780

SEC registration fee	7,529	7,529

Directors' and officers' liability insurance premium	100,000	100,000

Miscellaneous expenses	43,691	43,691

Total offering expenses	2,125,000	2,377,000

Net proceeds

Held in the trust account	50,160,000	57,684,000

Not held in the trust account	405,000	405,000

Total net proceeds	$50,565,000	$58,089,000

Use of net proceeds not held in the trust account and amounts available from interest income earned on the trust account (3) (4)

Legal, accounting and other third party expenses attendant to the search for target businesses and to the due diligence investigation, structuring and negotiation of our initial business combination	140,000	140,000

Reimbursement of out-of-pocket expenses incurred by our officers, directors and sponsors in connection with the due diligence of prospective target businesses	50,000	50,000

Legal and accounting fees relating to SEC reporting obligations	75,000	75,000

Payment of administrative fee to Allied ($10,000 per month for up to 18 months)	180,000	180,000

Working capital to cover miscellaneous expenses, key-man life insurance, general corporate purposes, liquidation obligations and reserves	35,240	45,662

Total	$480,240	$490,662

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(1)	A portion of the offering expenses, including the SEC registration fee, the FINRA filing fee, the non-refundable portion of the Nasdaq listing fee and a portion of the legal and audit fees, have been paid from the funds we received from Charles F. Fistel and Anthony Minnuto described below. These funds will be repaid out of the proceeds of this offering available to us.

(2)	No discounts or commissions will be paid with respect to the purchase of the sponsors’ shares.

(3)	The amount of proceeds not held in the trust account will remain constant at $405,000 even if the over-allotment is exercised. In addition, interest or other income earned on the amounts held in the trust account (after payment of taxes owed on such interest income) will be available to us to pay for our working capital requirements. We estimate the interest or income earned on the trust account will be approximately $75,240 (or $85,662 if the over-allotment option is exercised) over a 18-month period assuming an interest rate of approximately 0.10% per year.

(4)	These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of that business combination. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would be deducted from our excess working capital.

Our sponsors have committed that they and/or their designees will purchase the sponsors’ shares (for an aggregate purchase price of $4,690,000) from us on a private placement basis simultaneously with the consummation of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option. All of the proceeds we receive from these purchases will be placed in the trust account described below.

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Of the net proceeds of this offering and the sale of the sponsors’ shares, $8.36 per share sold to the public in this offering (regardless of whether or not the over-allotment option is exercised in full or in part) will be placed in a trust account in the United States at [________________________], maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee. The funds held in the trust account will be invested only in United States government treasury bills having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries, so that we are not deemed to be an investment company under the Investment Company Act. Except with respect to (1) interest earned on the funds held in the trust account that may be released to us to pay our income or other tax obligations and (2) interest earned on the funds held in the trust account that may be released to us for our working capital requirements, the proceeds will not be released from the trust account until the earlier of the completion of our initial business combination or our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period. The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we complete our initial business combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

In addition, we have agreed to pay EarlyBirdCapital a cash fee of $1,680,000 upon consummation of a business combination for acting as our investment banker on a non-exclusive basis to assist us in structuring and negotiating a business combination (but not for purposes of identifying a target business).

The payment to Allied, an affiliate of Anthony Minnuto, our Chairman of the Board, of a monthly fee of $10,000 is for general and administrative services including office space and administrative and support services. This arrangement is being agreed to by Allied for our benefit and is not intended to provide Anthony Minnuto with compensation in lieu of a salary. We believe, based on rents and fees for similar services in Miami, Florida, that the fee charged by Allied is at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of our initial business combination or the distribution of the trust account to our public stockholders. Other than the $10,000 per month fee, no compensation of any kind (including finder’s and consulting fees or other similar compensation) will be paid to our sponsors, members of our management team or any of our or their respective affiliates, for services rendered to us prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, facilities or similar locations of prospective target businesses to examine their operations. Since the role of present management after our initial business combination is uncertain, we have no ability to determine what remuneration, if any, will be paid to those persons after our initial business combination.

Regardless of whether the over-allotment option is exercised in full, the net proceeds from this offering available to us out of trust for our working capital requirements in searching for our initial business combination will be approximately $405,000. In addition, interest or income earned on the funds held in the trust account (after payment of taxes owed on such interest or other income) may be released to us to fund our working capital requirements in searching for our initial business combination. We intend to use the after-tax interest earned for miscellaneous expenses such as paying fees to consultants to assist us with our search for a target business and for director and officer liability insurance premiums, with the balance being held in reserve in the event due diligence, legal, accounting and other expenses of structuring and negotiating business combinations exceed our estimates, as well as for reimbursement of any out-of-pocket expenses incurred by our sponsors, officers and directors in connection with activities on our behalf as described below.

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The allocation of the net proceeds available to us outside of the trust account, along with the available interest or income earned on the funds held in the trust account, represents our best estimate of the intended uses of these funds. In the event that our assumptions prove to be inaccurate, we may reallocate some of such proceeds within the above described categories. If our estimate of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to use from the trust account is insufficient as a result of the current low interest rate environment, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, we could seek such additional capital through loans or additional investments from members of our management team, but such members of our management team are not under any obligation to advance funds to, or invest in, us.

We will likely use substantially all of the net proceeds of this offering, including the funds held in the trust account, to acquire a target business and to pay our expenses relating thereto, including the fee equal to $1,680,000 payable to EarlyBirdCapital upon consummation of the business combination for acting as our investment banker on a non-exclusive basis to assist us in structuring and negotiating a business combination (but not for purposes of identifying a target business). To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the proceeds held in the trust account which are not used to consummate a business combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products.

To the extent we are unable to consummate a business combination, we will pay the costs of liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our officers have agreed to pay the out-of-pocket expenses necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have agreed not to seek repayment of such expenses.

As of the date of this prospectus, Charles F. Fistel and Anthony Minnuto have loaned to us an aggregate of $125,000, or such greater amount as may be necessary, to be used to pay a portion of the expenses of this offering referenced in the line items above for SEC registration fee, FINRA filing fee, the non-refundable portion of the Nasdaq listing fee and a portion of the legal and audit fees and expenses. The loans are payable without interest on the earlier of (i) the date on which we consummate our initial public offering or (ii) the date on which we determine to not proceed with our initial public offering. The loans will be repaid out of the proceeds of this offering available to us for payment of offering expenses.

We believe that, upon consummation of this offering, we will have sufficient available funds (which includes amounts that may be released to us from the trust account) to operate for the next 18 months, assuming that our initial business combination is not consummated during that time. However, if necessary, in order to meet our working capital needs following the consummation of this offering, our officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $8.00 per share. If we do not complete our initial business combination, the loans will be forgiven.

A public stockholder will be entitled to receive funds from the trust account (including interest earned on his, her or its portion of the trust account to the extent not previously released to us) only in the event of (1) our redemption of 100% of the outstanding public shares if we have not completed a business combination in the required time period or (2) if that public stockholder elects to convert shares of common stock in connection with a stockholder vote. In no other circumstances will a public stockholder have any right or interest of any kind to or in the trust account.

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DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future, except if we increase the size of the offering pursuant to Rule 462(b) under the Securities Act, in which case we will effect a stock dividend immediately prior to the consummation of the offering in such amount as to maintain our sponsors’ ownership at 20.0% of our issued and outstanding shares of our common stock upon the consummation of this offering (excluding ownership of the sponsors’ shares). Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

DILUTION

The difference between the public offering price per share and the pro forma net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of shares of common stock which may be converted into cash), by the number of outstanding shares of common stock.

At February 28, 2013, our net tangible book value was ($65,000). After giving effect to the sale of 6,000,000 shares of common stock we are offering by this prospectus, and the deduction of underwriting discounts and estimated expenses of this offering, and the sale of the sponsors’ shares, our pro forma net tangible book value at February 28, 2013 would have been $5,000,001 or $1.90 per share, representing an immediate increase in net tangible book value of $1.94 per share to the sponsors and an immediate dilution of 76.3% per share or $6.10 to new investors not exercising their conversion rights. For purposes of presentation, our pro forma net tangible book value after this offering is $45,587,099 less than it otherwise would have been because if we effect our initial business combination, the conversion rights if we hold a meeting may result in the conversion of up to 5,453,002 shares sold in this offering.

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The following table illustrates the dilution to our public stockholders on a per-share basis.

Public offering price		$8.00
Net tangible book value before this offering	$(.04)
Increase attributable to new investors and private sales	1.94
Pro forma net tangible book value after this offering		1.90
Dilution to new investors		$6.10
Percentage of dilution to new investors		76.3%

The following table sets forth information with respect to our sponsors and the new investors:

	Shares Purchased			Total Consideration		Average Price per
	Number		Percentage	Amount	Percentage	Share
Sponsors	2,086,250	(1)	25.8%	$4,715,000	8.9%	$2.26
New investors	6,000,000		74.2%	48,000,000	91.1%	$8.00
	8,086,250		100.0%	$52,715,000	100.0%

(1)	Assumes the over-allotment option has not been exercised and an aggregate of 225,000 founders’ shares have been forfeited as a result thereof. Also assumes the purchase of the 586,250 sponsors’ shares.

The pro forma net tangible book value per share after the offering is calculated as follows:

Numerator:
Net tangible book value before the offering	$(65,000)
Net proceeds from this offering and private placement of sponsors’ shares	50,565,100
Plus: Offering costs accrued for and paid in advance, excluded from tangible book value before this offering	87,000
Less: Proceeds held in the trust account subject to conversion	(45,587,099)
$5,000,001
Denominator:
Shares of common stock outstanding prior to this offering	1,500,000
Shares of common stock to be sold in this offering	6,000,000
Shares of common stock to be sold to insiders in private placement	586,250
Less: Shares subject to conversion	(5,453,002)
2,633,248

(1)	Assumes that the underwriters’ over-allotment option has not been exercised and an aggregate of 225,000 founders’ shares have been forfeited as a result thereof.

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CAPITALIZATION

The following table sets forth our capitalization at February 28, 2013 and as adjusted to give effect to the filing of our amended and restated certificate of incorporation, the sale of our shares and the sponsors’ shares and the application of the estimated net proceeds derived from the sale of such securities:

	February 28, 2013
	Actual	As Adjusted(1)
Notes payable to related parties (2)	$125,000	—
Common stock, $.0001 par value, -0- and 5,453,002 shares which are subject to possible conversion (3)	—	$45,587,099
Stockholders’ equity:
Preferred stock, $.0001 par value, 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 1,725,000 shares issued and outstanding, actual; 100,000,000 shares authorized; 2,633,248 shares(4) issued and outstanding (excluding 5,453,002 shares subject to possible conversion), as adjusted	173	263
Additional paid-in capital	24,827	5,002,738
Deficit accumulated during the development stage	(3,000)	(3,000)
Total stockholders’ equity:	22,000	5,000,001
Total capitalization	$147,000	$50,587,100

(1)	Includes the $4,690,000 we will receive from the sale of the sponsors’ shares.

(2)	Notes payable to affiliates are promissory notes issued in the aggregate amount of $125,000 to Charles F. Fistel and Anthony Minnuto. The notes are non-interest bearing and are payable on the earliest to occur of (i) the consummation of this offering or (ii) the date on which the Company determines not to proceed with this offering.

(3)	Upon the consummation of our initial business combination, we will provide our stockholders with the opportunity to convert their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), including interest less franchise taxes and income taxes payable with respect to interest earned on the trust account, subject to the limitations described herein whereby our net tangible assets will be maintained at a minimum of $5,000,001 and any limitations (including, but not limited to, cash requirements) created by the terms of the proposed business combination.

(4)	Assumes the over-allotment option has not been exercised and an aggregate of 225,000 founders’ shares have been forfeited by our sponsors as a result thereof.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

We were formed on January 22, 2013 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. We expect to focus our search for a target business for our initial business combination in the healthcare, specialty and/or infusion pharmacy and drug distribution industries based in the U.S., although we do not intend to limit our search to a particular geographic region and we may pursue opportunities in other business sectors or industries. We intend to utilize cash derived from the proceeds of this offering and the private placement of the sponsors’ shares, our securities, debt or a combination of cash, securities and debt, in effecting our initial business combination. The issuance of additional shares of common stock or preferred stock in our initial business combination:

•          may significantly dilute the equity interest of our investors in this offering who would not have pre-emption rights in respect of any such issuance;

•          may subordinate the rights of holders of shares of common stock if we issue shares of preferred stock with rights senior to those afforded to our shares of common stock;

•          will likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•          may adversely affect prevailing market prices for our securities.

Similarly, if we issue debt securities, it could result in:

•          default and foreclosure on our assets if our operating revenues after our initial business combination are insufficient to pay our debt obligations;

•          acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that required the maintenance of certain financial ratios or reserves and we breach any such covenant without a waiver or renegotiation of that covenant;

•          our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•          our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our proposed fundraising through an offering of our equity securities.

As indicated in the accompanying financial statements, at February 28, 2013, we had $85,000 in cash and cash equivalents and a working capital deficiency of $65,000. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. Management’s plans to address this uncertainty through this offering are discussed above. Our plans to raise capital or to consummate our initial business combination may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

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We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Liquidity and Capital Resources

Our liquidity needs have been satisfied to date through receipt of $25,000 from the sale of the founders’ shares, and loans from Charles F. Fistel and Anthony Minnuto in an aggregate amount of $125,000 that is more fully described below. We estimate that the net proceeds from (1) the sale of the shares in this offering, after deducting offering expenses of approximately $445,000 and underwriting discounts and commissions of $1,680,000 (or $1,932,000 if the over-allotment option is exercised in full) and (2) the sale of the sponsors’ shares for a purchase price of $4,690,000, will be $50,565,000 (or $58,089,000 if the over-allotment option is exercised in full). $50,160,000 (or $57,684,000 if the over-allotment option is exercised in full) will be held in the trust account. The remaining $405,000 will not be held in the trust account.

We intend to use substantially all of the net proceeds of this offering, including the funds held in the trust account, to acquire a target business and to pay our expenses relating thereto, including the fee equal to $1,680,000 payable to EarlyBirdCapital upon consummation of the business combination for acting as our investment banker on a non-exclusive basis to assist us in structuring and negotiating a business combination (but not for purposes of identifying a target business). To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

We believe that, upon consummation of this offering, the $405,000 of net proceeds not held in the trust account, plus the interest earned on the trust account balance (net of income, and other tax obligations) that may be released to us to fund our working capital requirements which we anticipate will be approximately $75,240, will be sufficient to allow us to operate for at least the next 18 months, assuming that a business combination is not consummated during that time. Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We anticipate that we will incur approximately:

•          $140,000 of expenses for the search for target businesses and for the legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of our initial business combination;

•          $50,000 of reimbursement for out-of-pocket expenses incurred by our officers, directors and sponsors in connection with the due diligence and investigation of a target business;

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•          $75,000 of expenses in legal and accounting fees relating to our SEC reporting obligations;

•          $180,000 for the payment of the administrative fee to Allied (of $10,000 per month for up to 18 months); and

•          $35,240 for general working capital that will be used for miscellaneous expenses, liquidation obligations and reserves, including director and officer liability insurance premiums.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the trust account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Related Party Transactions

As of the date of this prospectus, Charles F. Fistel and Anthony Minnuto have loaned an aggregate of $125,000 to us, on a non-interest bearing basis, for payment of offering expenses on our behalf. Additionally, Charles F. Fistel and Anthony Minnuto have agreed to loan us additional funds as may be necessary to cover our expenses prior to the closing of this offering. The loans are payable without interest on the earlier of (i) the date on which we consummate our initial public offering or (ii) the date on which we determine to not proceed with our initial public offering. The loans will be repaid out of the proceeds of this offering not being placed in the trust account.

We are obligated, commencing on the date of this prospectus, to pay Allied, an affiliate of Anthony Minnuto, our Chairman of Board, a monthly fee of $10,000 for general and administrative services.

Our sponsors have committed that they and/or their designees will purchase an aggregate of 586,250 sponsors’ shares at $8.00 per share (for a total purchase price of $4,690,000) from us. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option.

We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business. However, in order to finance transaction costs in connection with an intended initial business combination, our officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we consummate our initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Such loans may be convertible into shares of common stock of the post business combination entity at a price of $8.00 per share at the option of the lender. We believe the $8.00 purchase price of these shares will approximate the fair value of such shares when issued. However, if it is determined, at the time of issuance, that the fair value of such shares exceeds the $8.00 purchase price, we would record compensation expense for the excess of the fair value of the shares on the day of issuance over the $8.00 purchase price in accordance with ASC 718 — Compensation — Stock Compensation.

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Controls and Procedures

We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2014. As of the date of this prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:

•          staffing for financial, accounting and external reporting areas, including segregation of duties;

•          reconciliation of accounts;

•          proper recording of expenses and liabilities in the period to which they relate;

•          evidence of internal review and approval of accounting transactions;

•          documentation of processes, assumptions and conclusions underlying significant estimates; and

•          documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when required by Section 404. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of this offering, including amounts in the trust account, will be invested in United States government treasury bills having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of the date of this prospectus, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have conducted no operations to date.

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PROPOSED BUSINESS

Introduction

We are a Delaware blank check company incorporated on January 22, 2013 formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. We expect to focus our search for a target business for our initial business combination in the healthcare industry, with specific focus on the specialty pharmacy, infusion pharmacy and/or drug distribution sectors based in the U.S., although we do not intend to limit our search to a particular geographic region and we may pursue opportunities in other business sectors or industries.

We will seek to capitalize on our management’s and board’s total of more than 75 years of management and operational experience in the healthcare, specialty and/or infusion pharmacy and drug distribution industries, as well as their collective experience in and contacts within the private equity and investment banking communities, including the prior public company experience described below, and other significant contacts of our management team and board of directors. We believe that potential sellers of target businesses will view the fact that our management team has successfully built and managed businesses in the healthcare, specialty and/or infusion pharmacy and drug distribution industries, as well as our experience with acquisitions and public companies generally, as positive factors in considering whether or not to enter into a business combination with us.

Business Strategy

We intend to focus our search on businesses that may provide significant opportunities for attractive investor returns. We expect to focus our search for a target business for our initial business combination in the healthcare, specialty and/or infusion pharmacy and drug distribution industries based in the U.S., although we do not intend to limit our search to a particular geographic region and we may pursue opportunities in other business sectors or industries.

We believe that the U.S. healthcare industry, specifically the specialty and home infusion pharmacy and drug distribution markets, have potential for significant growth, despite pressure from the U.S. government and the American public to reduce per capita healthcare spending, control hospitalization costs, and improve patient treatment outcomes. Specialty drugs generally include difficult to manufacture biologic drugs that require special handling and more involved patient interaction and that focus on specific patients with chronic medical conditions. Specialty and infusion pharmacies typically deliver specialty drugs directly to physician prescribers and patients (including patients discharged from hospitals into the home healthcare setting) and handle the insurance reimbursements, and also often provide additional services to patients, such as skilled nursing support and assistance, pharmacist monitoring and medication adherence programs. Specialty distributors typically distribute specialty drugs and related products that require expert handling and quality control primarily to specialty pharmacies, medical facilities, physician offices and clinics.

We believe that the key drivers of growth in the healthcare marketplace, with specific focus on specialty pharmacy, infusion pharmacy and/or drug distribution sectors, include:

•          New drug pipeline, with potentially more than 1,000 biotech medicines, many of which are injectable drugs, in development for over more than 100 disease states;

•          Growing patient populations and changing demographic trends, including explosive growth of drug utilization by the “baby boomer” generation;

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•          Drug price inflation;

•          Availability of alternative therapies; and

•          Impact of existing and possible future legislation that could have the effect of increasing reimbursement for specialty drugs and home-healthcare-related products and services, as well as limiting reimbursement for extended hospital stays, which would result in the discharge of more patients into the home healthcare setting.

Specialty and infusion pharmacies are a highly fragmented market segment, comprising several mid to large multi-state operators, many of which are owned by private equity funds, and hundreds to thousands of smaller operators across the U.S. Many of these smaller entities are pharmacist-owned and operated businesses, lacking sophisticated management, broad distribution, product access, managed care network contracting access and marketing ability. Additionally, while these smaller entities are often successful family-owned businesses, they generally operate with limited capital resources for expansion or long-term sales and marketing programs. Last, they continually face reimbursement pressure, and increasing back-office expenses and challenges, which further dampen their profit margins and outlook.

We believe that the opportunity exists for us to acquire and consolidate small to mid-sized specialty and infusion pharmacies and drug distribution companies into a single national network operator. We currently intend to focus our initial efforts on acquisitions in major metropolitan markets with favorable dynamics, seeking targets specializing in a range of drug technologies, including but not limited to, infusion therapies, oncology, infectious diseases and autoimmune disorders. We believe that our management team’s experience in developing and executing business growth strategies in the specialty pharmacy and infusion pharmacy plus drug supply chain arena and in implementing back-office expense reductions through centralized operations and fulfillment, will help us achieve revenue growth and improved profitability through the combined entity.

Our strategy is to invest in a business (or businesses) with barriers to competitive entry, a sustainable competitive advantage, a motivated and capable management team and attractive free cash returns on invested capital. Post acquisition, we intend to add value by remaining part of the senior management team, as well as working with the target’s management to achieve operational excellence, make prudent capital allocation decisions and consummate additional accretive acquisitions. We hope to create value by building the business rather than relying on financial leverage or asset trading to generate a return on invested capital.

Competitive Strengths

We believe our competitive strengths to be the following:

Status as a Public Company

We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for shares of our stock or for a combination of shares of our stock, cash and debt, allowing us to tailor the consideration to the specific needs of the sellers. We believe target businesses might find this method a more certain and cost effective method to becoming a public company or divesting of their business interest than the typical initial public offering or other form of liquidity event. In a typical initial public offering, there are additional expenses incurred in marketing, road show and public disclosure efforts that will likely not be present to the same extent in connection with a business combination with us. Furthermore, once the business combination is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, that could prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with stockholders’ interests than it would have as a privately held company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting and retaining talented employees.

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While we believe that our status as a public company will make us an attractive business partner, some potential target businesses may view the inherent limitations in our status as a blank check company as a deterrent and may prefer to effect a business combination with a more established entity or with a private company.

Financial Position

With funds available for our initial business combination initially in the amount of approximately $50,160,000 (or approximately $57,684,000 if the over-allotment option is exercised in full), we offer a target business a variety of options such as providing the owners of a target business with shares in a public company and a public means to sell such shares, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to consummate our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, since we have no specific business combination under consideration, we have not taken any steps to secure third party financing and it may not be available to us.

Offering Structure

Unlike other blank check companies that sell units comprised of shares of common stock and warrants in their initial public offerings, we are only selling shares of common stock in this offering. Because the dilutive effects of the warrants found in the typical structure of other blank check initial public offerings is not present in our case, we believe we will be viewed more favorably by potential target companies when determining which company to engage in a business combination with.

Effecting Our Initial Business Combination

General

We are not currently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following this offering. We intend to utilize cash derived from the proceeds of this offering and the private placement of sponsors’ shares, our capital stock, debt or a combination of these in effecting our initial business combination. Although substantially all of the net proceeds of this offering and the private placement of sponsors’ shares are intended to be applied generally toward effecting a business combination as described in this prospectus, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors in this offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. Our initial business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect simultaneous business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.

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We Have not Identified a Target Business

To date, we have not selected any target business on which to concentrate our search for our initial business combination. None of our officers, directors, promoters and other affiliates has engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents or affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible business combination with our company. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate nor have we engaged or retained any agent or other representative to identify or locate such an acquisition candidate. We have also not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates. As a result, we may not be able to locate a target business, and we may not be able to engage in a business combination with a target business on favorable terms or at all.

We will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. We have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses. Accordingly, there is no basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete a business combination. To the extent we effect our initial business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. Although our management will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all significant risk factors.

Sources of Target Businesses

While we have not yet identified any acquisition candidates, we believe based on our management’s business knowledge and past experience that there are numerous acquisition candidates. We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, merger and acquisition (sell-side) brokers/representatives and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls, e-mails or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. In no event, however, will any of our sponsors or members of our management team or board or our or their respective affiliates be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is) other than the repayment of the $125,000 loan, or such greater amount as may be necessary, from Charles F. Fistel and Anthony Minnuto. We have no present intention to enter into a business combination with a target business that is affiliated with any of our officers, directors or sponsors including (1) an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of the foregoing, (2) an entity in which any of the foregoing or their affiliates are currently passive investors, (3) an entity in which any of the foregoing or their affiliates are currently officers or directors, or (4) an entity in which any of the foregoing or their affiliates are currently invested through an investment vehicle controlled by them. However, we are not restricted from entering into any such transactions and may do so if (1) such transaction is approved by a majority of our disinterested and independent directors (if we have any at that time) and (2) we obtain an opinion from an independent investment banking firm which is a member of FINRA that the business combination is fair to our unaffiliated stockholders from a financial point of view.

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Selection of a Target Business and Structuring of Our Initial Business Combination

Subject to the limitation that a target business have a fair market value of at least 80% of the balance in the trust account at the time of the execution of a definitive agreement for our initial business combination, as described below in more detail, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. Except for the general criteria and guidelines set forth above under the caption “Business Strategy,” we have not established any specific attributes or criteria (financial or otherwise) for prospective target businesses. Furthermore, we do not have any specific requirements with respect to the value of a prospective target business as compared to our net assets or the funds held in the trust account. In evaluating a prospective target business, our management may consider a variety of factors, including one or more of the following:

•          financial condition and results of operation;

•          growth potential;

•          brand recognition and potential;

•          experience and skill of management and availability of additional personnel;

•          capital requirements;

•          accounts receivable collection cycles;

•          inventory management;

•          vendor relationships and contracts;

•          competitive position;

•          barriers to entry;

•          stage of development of the products, processes or services;

•          existing distribution and potential for expansion;

•          degree of current or potential market acceptance of the products, processes or services;

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•          proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•          impact of regulation on the business;

•          regulatory environment of the industries ;

•          costs associated with effecting the business combination;

•          industry leadership, sustainability of market share and attractiveness of market industry in which a target business participates; and

•          macro competitive dynamics in the industry within which the company competes.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties.

The time and costs required to select and evaluate a target business and to structure and complete our initial business combination remain to be determined. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination.

We have engaged EarlyBirdCapital, the representative of the underwriters, on a non-exclusive basis, to act as our investment banker to assist us in structuring a business combination and negotiating its terms (but not for purposes of locating potential target candidates for our business combination). We anticipate that these services will include assisting us with valuing and structuring any proposed offer to be made to a target business and negotiating a letter of intent and/or definitive agreement with any potential target business. In consideration for these services, we will pay EarlyBirdCapital a cash fee at the closing of our initial business combination of $1,680,000.

Fair Market Value of Target Business

Pursuant to the Nasdaq listing rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for our initial business combination, although we may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. We currently anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure a business combination where we merge directly with the target business or where we acquire less than 100% of such interests or assets of the target business. If we acquire less than 100% of the equity interests or assets of the target business, we will not enter into a business combination unless either we or our public shareholders acquire at least a controlling interest in the target business (meaning not less than 50.1% of the voting equity interests in the target or all or substantially all of the assets of such target). If we acquire less than 100% of the equity interest in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the trust account balance. In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so. The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, with respect to the satisfaction of such criteria. We will not be required to obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions on the type of target business we are seeking to acquire, as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

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Lack of Business Diversification

We may seek to effect a business combination with more than one target business, and there is no required minimum valuation standard for any target at the time of such acquisition. We anticipate completing only a single business combination, although this process may entail the simultaneous acquisitions of several operating businesses. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business operation. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating our initial business combination with only a single entity, our lack of diversification may:

•          subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination, and

•          result in our dependency upon the performance of a single operating business or the development or market acceptance of a single or limited number of products, processes or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

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Limited Ability to Evaluate the Target Business’ Management Team

Although we intend to scrutinize the management team of a prospective target business when evaluating the desirability of effecting our initial business combination, our assessment of the target business’ management team may not prove to be correct. In addition, the future management team may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following our initial business combination remains to be determined. They would only be able to remain with the company after the consummation of our initial business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for them to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of our key personnel may influence their motivation in identifying and selecting a target business, their ability to remain with the company after the consummation of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, our officers and directors may not have significant experience or knowledge relating to the operations of the particular target business.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that any such additional managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Stockholders Ability to Approve Business Combination

In connection with any proposed business combination, we will seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), subject to the limitations described herein. We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

We chose our net tangible assets threshold of $5,000,001 to ensure that we would avoid being subject to Rule 419 promulgated under the Securities Act of 1933, as amended. However, if we seek to consummate an initial business combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the trust account upon consummation of such initial business combination, our net tangible assets threshold may limit our ability to consummate such initial business combination (as we may be required to have a lesser number of shares converted) and may force us to seek third party financing which may not be available on terms acceptable to us or at all. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. Public shareholders may therefore have to wait the 18 months in order to be able to receive a pro rata share of the trust account.

Our sponsors and our officers and directors have agreed (1) to vote any shares owned by them in favor of any proposed business combination and (2) not to convert any shares in connection with a stockholder vote to approve a proposed business combination.

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Stockholder Approval Procedures

In connection with any vote for a proposed business combination, our sponsors, as well as all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before this offering as well as any shares of common stock acquired in this offering or in the aftermarket in favor of such proposed business combination. None of our officers, directors, sponsors or their affiliates has indicated any intention to purchase shares in this offering or from persons in the open market or in private transactions. However, if we hold a meeting to approve a proposed business combination and a significant number of stockholders vote, or indicate an intention to vote, against such proposed business combination, our officers, directors, sponsors or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote. The foregoing open market purchases by our sponsors, officers, directors or their affiliates who are “affiliated purchasers” under Rule 10b-18 under the Exchange Act will comply with Rule 10b-18, which is safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. For instance, the total volume of open market purchases of common stock on any single day must not exceed 25% of the average daily trading volume of our common stock during the four calendar weeks preceding the week in which the purchases are effectuated. Similarly, the purchase price cannot exceed the highest independent bid or the last independent transaction price of our common stock, whichever is higher, at the time the purchases are effectuated. Our sponsors, officers, directors and their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Conversion Rights

In connection with seeking stockholder approval of our initial business combination at a meeting called for such purpose, public stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable).

Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to 25% or more of the shares of common stock sold in this offering. Such a public stockholder would still be entitled to vote against a proposed business combination with respect to all shares of common stock owned by him or his affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the conversion right as a means to force us or our management to purchase their shares at a significant premium to the then current market price. By limiting a stockholder’s ability to convert no more than 25% of the shares of common stock sold in this offering, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction which is favored by our other public stockholders.

Our sponsors will not have conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to this offering or purchased by them in this offering or in the aftermarket.

We may also require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time prior to the vote on the business combination or to deliver their shares to the transfer agent electronically prior to the vote on the business combination using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option.

There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $45.00 and it would be up to the broker whether or not to pass this cost on to the holder. However, this fee would be incurred regardless of whether or not we require holders to exercise conversion rights. The need to deliver shares is a requirement of exercising conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders to exercise conversion rights prior to the consummation of the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

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The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, the company would distribute proxy materials for the stockholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his conversion rights. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the company’s stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the conversion rights, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “continuing” right surviving past the consummation of the business combination until the holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a holder’s election to convert his shares is irrevocable once the business combination is approved.

Any request to convert such shares once made, may be withdrawn at any time up to the vote on the proposed business combination. Furthermore, if a holder of a public share of common stock delivered his certificate in connection with an election of conversion and subsequently decided prior to the vote not to elect to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their conversion rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation provides that we will continue in existence only until 18 months from the date of this prospectus. If we have not completed our initial business combination by such date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within 18 months from the date of this prospectus may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

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Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within 18 months from the date of this prospectus is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. If we are unable to complete a business combination within the prescribed time frame, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following our 18th month and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage after this offering) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant who cannot sign such an agreement due to regulatory restrictions, such as our auditors who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our officers have agreed that they will be jointly and severally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. However, they may not be able to satisfy their indemnification obligations if they are required to do so. Additionally this agreement entered into by our officers specifically provides for two exceptions to the personal indemnity they have given: they will have no personal liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims under our indemnity with the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. As a result, if we liquidate, the per-share distribution from the trust account could be less than $8.36 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (subject to our obligations under Delaware law to provide for claims of creditors as described below).

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We anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate such distribution. Our sponsors have waived their rights to participate in any liquidation distribution with respect to their founders’ shares and sponsors’ shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, our officers have agreed to pay the out-of-pocket expenses necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment for such expenses.

If we are unable to complete our initial business combination and expend all of the net proceeds of this offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share redemption price would be $8.36. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert or purchase their respective shares upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public stockholders at least $8.36 per share.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after 18 months from the date of this prospectus, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

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Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation contains certain requirements and restrictions relating to this offering that will apply to us until the consummation of our initial business combination. Specifically, our amended and restated certificate of incorporation provides, among other things, that:

•        prior to the consummation of our initial business combination, we shall seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account subject to the limitations described herein;

•        we will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination;

•        if our initial business combination is not consummated within 18 months from the date of this prospectus, then our existence will terminate and we will distribute all amounts in the trust account on a pro rata basis to all of our public stockholders;

•        upon the consummation of this offering, $8.36 per share sold to the public in this offering (regardless of whether or not the over-allotment option is exercised in full or in part), shall be placed into the trust account;

•        we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

•        prior to our initial business combination, we may not issue (i) any shares of common stock or any securities convertible into common stock, or (ii) any securities that participate in any manner in the proceeds of the trust account, or that vote as a class with the common stock sold in this offering on our initial business combination.

These provisions cannot be amended without the approval of 65% of our stockholders. If we seek to amend any provisions of our amended and restated certificate of incorporation relating to stockholder’s rights or pre-business combination activity, we will provide dissenting public stockholders with the opportunity to convert their public shares in connection with any such vote. Our sponsors have agreed to waive any conversion rights with respect to any founders’ shares, sponsors’ shares and any public shares they may hold in connection with any vote to amend our amended and restated certificate of incorporation. In the event we seek stockholder approval in connection with our initial business combination, our amended and restated certificate of incorporation provides that we may consummate our initial business combination only if approved by a majority of the shares of common stock voted by our stockholders at a duly held stockholders meeting.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses that we could acquire with the net proceeds of this offering, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources.

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The following also may not be viewed favorably by certain target businesses:

•        our obligation to seek stockholder approval of our initial business combination may delay the completion of a transaction; and

•        our obligation to convert shares of common stock held by our public stockholders which may reduce the resources available to us for our initial business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating our initial business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately held entities having a similar business objective as ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting our initial business combination, there will be, in all likelihood, intense competition from competitors of the target business. Subsequent to our initial business combination, we may not have the resources or ability to compete effectively.

Facilities

We currently maintain our principal executive offices at 999 Brickell Avenue, Suite 800, Miami, Florida 33131. The cost for this space is included in the $10,000 per-month fee Allied will charge us for general and administrative services commencing on the effective date of this prospectus pursuant to a letter agreement between us and Allied. We believe, based on rents and fees for similar services in Miami, Florida, that the fee charged by Allied is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once a suitable target business to acquire has been located, management will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than had been spent prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believes is necessary to our business. We do not intend to have any full time employees prior to the consummation of our initial business combination.

Periodic Reporting and Audited Financial Statements

We plan to register our common stock under the Exchange Act and following such registration, will have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report will contain financial statements audited and reported on by our independent registered public accountants, Marcum LLP.

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We will provide stockholders with audited financial statements of the prospective target business as part of any proxy solicitation materials sent to stockholders to assist them in assessing the target business. These financial statements will need to be prepared in accordance with or reconciled to United States GAAP or IFRS. A particular target business identified by us as a potential acquisition candidate may not have the necessary financial statements. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business.

We may be required to have our internal control procedures audited for the fiscal year ending December 31, 2014 as required by the Sarbanes-Oxley Act. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 10 years preceding the date of this prospectus.

Comparison to Offerings of Blank Check Companies Subject to Rule 419

The following table compares and contrasts the terms of our offering and the terms of an offering of blank check companies under Rule 419 promulgated by the SEC assuming that the gross proceeds, underwriting discounts and underwriting expenses for the Rule 419 offering are the same as this offering and that the underwriters will not exercise their over-allotment option. None of the terms of a Rule 419 offering will apply to this offering because we will have net tangible assets in excess of $5,000,001 upon the successful consummation of this offering and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact.

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	Terms of this Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds	$50,160,000 of the net offering proceeds and proceeds from the sale of the sponsors’ shares will be deposited into a trust account in the United States at [____________], maintained by Continental Stock Transfer & Trust Company, acting as trustee.	$41,680,000 of the offering proceeds would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account

Investment of net proceeds	The $50,160,000 of net offering proceeds and proceeds from the sale of the sponsors’ shares held in the trust account will only be invested in United States government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 and that invest solely in U.S. treasuries.

Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act of 1940 or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

Limitation on fair value or net assets of target business	The initial target business that we acquire must have a fair market value equal to at least 80% of the balance in our trust account at the time of the execution of a definitive agreement for our initial business combination.	We would be restricted from acquiring a target business unless the fair value of such business or net assets to be acquired represent at least 80% of the maximum offering proceeds.

Trading of securities issued	The shares may commence trading on or promptly after the date of this prospectus.	No trading of the shares of common stock would be permitted until the completion of our initial business combination. During this period, the securities would be held in the escrow or trust account.

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	Terms of this Offering	Terms Under a Rule 419 Offering
Election to remain an investor	We will give our stockholders the opportunity to vote on the business combination We will send each stockholder a proxy statement containing information required by the SEC.	A prospectus containing information required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company, in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of the post-effective amendment, to decide whether he or she elects to remain a stockholder of the company or require the return of his or her investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account would automatically be returned to the stockholder. Unless a sufficient number of investors elect to remain investors, all of the deposited funds in the escrow account must be returned to all investors and none of the securities will be issued.

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	Terms of this Offering	Terms Under a Rule 419 Offering
Business combination deadline	Pursuant to our amended and restated certificate of incorporation, if we are unable to complete our initial business combination 18 months from the date of this prospectus, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.	If an acquisition has not been consummated within 18 months after the effective date of the initial registration statement, funds held in the trust or escrow account would be returned to investors.

Interest earned on the funds in the trust account	There can be released to us, from time to time, any interest earned on the funds in the trust account (1) that we may need to pay our tax obligations and (2) any remaining interest that we need for our working capital requirements.

All interest earned on the funds in the trust account will be held in the trust account for the benefit of public stockholders until the earlier of the completion of our initial business combination and our liquidation upon failure to effect our initial business combination within the allotted time.

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	Terms of this Offering	Terms Under a Rule 419 Offering
Release of funds	Except for (1) any amounts that we may need to pay our tax obligations and (2) any remaining interest that we may need for our working capital requirements that may be released to us from the interest earned on the trust account balance, the proceeds held in the trust account will not be released until the earlier of the completion of our initial business combination and our liquidation upon failure to effect our initial business combination within the allotted time.

The proceeds held in the escrow account would not be released until the earlier of the completion of our initial business combination or the failure to effect our initial business combination within the allotted time.

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MANAGEMENT

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position	Term Expires
Anthony Minnuto	39	Chairman of the Board and Secretary	2016
Charles F. Fistel	52	Chief Executive Officer, Chief Financial Officer, Treasurer and Director	2015
Stephen B. Cichy	42	President, Chief Operating Officer and Director	2015
Jeffrey A. Rein	61	Director	2016
Robert G. Savage	59	Director	2014
Howard I. Schwartz, M.D.	53	Director	2014
		Director

Anthony Minnuto has been the Chairman of our Board and Secretary since our inception. Since its founding in July 2008, Mr. Minnuto has served as Chairman and Chief Executive Officer of Allied Medical Supply Inc., a privately held, national specialty drug distributor. Allied provides pharmaceutical supply chain solutions designed to increase drug availability and maximize product flow to medical and healthcare facilities and providers with a priority access reach for drugs to more than 1,000 hospitals. From April 2006 to July 2008, Mr. Minnuto was Founder and President of Minnuto Publishing LLC, where he was a speaker, educator and author of personal development seminars and books focused on creatively negotiating and structuring commercial real estate transactions and achieving success. From 2004 to July 2008, Mr. Minnuto was a real estate investor primarily in apartment buildings in Indiana, through Arlington Management, LLC. From 2002 to 2004, he was an independent mortgage broker for various lending institutions. From 1994 to 2002, he was a technology consultant specializing in Oracle database and Sun Solaris network administration for Fortune 500 customers. From 1991 to 1994, Mr. Minnuto was an investment advisor holding Series 6 and 63 (securities), life insurance, health insurance and real estate licenses.

We believe Mr. Minnuto is well-qualified to serve as a member of the board due to his business leadership, sales, marketing and technology experience and operational experience in the specialty pharmaceutical distribution market.

Charles F. Fistel has been our Chief Executive Officer, Chief Financial Officer, Treasurer and a director since our inception. Since October 2010, he has served as the Chief Financial Officer of Allied Medical Supply Inc., a privately held, national specialty drug distributor. Mr. Fistel also serves as Chairman and Chief Executive Officer of Pacifica Capital Group, LLC, a company focused on wealth strategies and capital sourcing. He has held this position since 2004. From 2001 to 2004, he served as Co-Managing Partner of Agilex Holdings, Inc., a holding company which developed and managed SEC registered equity mutual funds. Prior to co-founding Agilex, from July 1999 to June 2002, Mr. Fistel served as Co-Managing Partner of Unisyn, Inc., a life insurance estate and tax strategy firm. Unisyn was a wholly owned subsidiary of National Financial Partners, a publicly traded financial services firm. From May 1993 to May 1995, he served as Interim Chief Executive Officer, and from May 1993 to June 1999, he served as Executive Vice President and a director, of Viragen, Inc., a publicly traded biopharmaceutical developer specializing in oncology, infectious diseases and autoimmune disorders. From 1986 to 1991, he was the Chief Financial Officer and a director of BLOC Development Corp., a publicly traded specialty personal computer software developer and distributor. Mr. Fistel is a certified public accountant. He graduated from Florida International University with a Bachelors of Business Administration in Accounting.

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We believe Mr. Fistel is well-qualified to serve as a member of the board due to his public company experience, business leadership and contacts, corporate finance, mergers and acquisitions and business development experience and operational experience in the specialty pharmaceutical distribution and development markets.

Stephen B. Cichy has been our President and Chief Operating Officer and a director since our inception. Since its founding in August 2012, he has served as President and Chief Executive Officer of Monarch Specialty Group, Inc., a strategic advisor to mid-sized specialty pharmacy companies and healthcare entities. From March 2009 to May 2012, Mr. Cichy served as Executive Vice President of BioScrip, Inc., a publicly traded national specialty and infusion pharmacy and prescription service provider. In May, 2012, select assets of BioScrip’s operating businesses relating to specialty, community and mail pharmacy were acquired by Walgreens. From August 2007 to March 2009, Mr. Cichy served as Vice President of Product Development and Marketing Strategy for Walgreens, Inc., a prescription drug retailer. Prior to joining Walgreens, from April 2005 to September 2007, Mr. Cichy served as Vice President of Business Development and Commercial Operations for Option Care, Inc., a publicly traded specialty and infusion pharmacy organization. Option Care was acquired by Walgreens in September 2007. Prior to joining Option Care, from March 2003 to April 2005, Mr. Cichy was Director of New Product Planning for Caremark, Inc., a pharmacy benefit management and specialty pharmacy company. Mr. Cichy currently serves as a director of Compliance Meds Technologies, a privately held health service technology company. Mr. Cichy graduated from the University of North Carolina with a Bachelors of Science.

We believe Mr. Cichy is well-qualified to serve as a member of the board due to his public company experience, business leadership and contacts, sales, marketing and business development experience and operational experience in the specialty pharmacy and infusion pharmacy markets.

Jeffrey A. Rein has served as a director since February 2013. In October 2008, Mr. Rein retired as Chairman and Chief Executive Officer of Walgreens Co., the world’s largest drug store chain, positions which he had held since 2007. Prior to being appointed as Chairman and Chief Executive Officer, he held a variety of positions with Walgreens, where he started his career as an assistant manager in 1982 and was promoted to store manager in 1984, district manager in 1990, divisional Vice President and Treasurer in 1996 and Vice President of Marketing Systems and Services in 2000. Mr. Rein was appointed executive vice president of marketing in 2001 and promoted to president and chief operating officer in 2003. In 2006, he became chief executive officer and was named chairman in 2007. Mr. Rein presently serves as an independent director of each of the following privately held companies: Meijer, Inc., a general merchandise, grocery and health and beauty aid retail chain, Stat Health Services, an e-health care company providing anytime, anywhere access to emergency room physicians, and RAMM Technologies, Inc., a provider of prescription drug abuse solutions. He graduated from the University of Arizona with Bachelors of Science degrees in Accounting and Pharmacy.

We believe Mr. Rein is well-qualified to serve as a member of the board due to his public company experience, business leadership and contacts, and operational experience in the retail pharmacy, specialty pharmacy and infusion pharmacy markets.

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Robert G. Savage has served as a director since March 2013. Mr. Savage served as Group Vice President and President – General Therapeutics & Inflammation Business of Pharmacia Corporation from 2002 until its acquisition by Pfizer, Inc. in 2003. From 1996 through 2001, Mr. Savage was employed by Johnson & Johnson in a variety of roles, most recently as Worldwide Chairman of Johnson and Johnson's Pharmaceutical Group. From 1985 to 1996, he was employed by Roche Holding AG in a variety of senior marketing, business development and operations positions, including as Vice President – Marketing, Hoffman-La Roche, Inc. He is currently a director of The Medicines Company, a publicly traded pharmaceutical developer that provides medical solutions for patients in acute and intensive care hospitals worldwide, EpiCept Corporation, a publicly traded company focused on the development and commercialization of pharmaceutical products for the treatment of pain and cancer, Savient Pharmaceuticals, Inc., a publicly traded specialty biopharmaceutical company focused on developing and commercializing treatments of chronic gout in adult patients and Nuovo Biologics LLC, a privately held biopharmaceutical company that develops animal and human health products and technologies. Mr. Savage was a member of the Board of Directors of Noven Pharmaceuticals, Inc. from 2004 until 2009 when the company was sold to Hisamitsu Pharmaceuticals Company. Mr. Savage was also a member of the Board of Directors at Panacos Pharmaceuticals, Inc. from 2007 to 2009, a pharmaceutical corporation focused on HIV disease. Mr. Savage has been the President of Strategic Imagery LLC, a pharmaceutical consultancy, since 2003. He received a Bachelors of Science in biology from Upsala College and an MBA from Rutgers University.

We believe Mr. Savage is well-qualified to serve as a member of the board due to his public company experience, business leadership and contacts, and operational experience in the pharmaceutical manufacturing and development markets.

Howard I. Schwartz, M.D. has served as a director since February 2013. Since January 2013, Dr. Schwartz has served as Chief Medical Officer of QPS Holdings, and President of QPS MRA, its subsidiary. QPS is a US-based, international GLP/GCP-compliant contract research organization (CRO) supporting discovery, preclinical and clinical drug development. Prior to its sale to QPS, Dr. Schwartz was the Chief Executive Officer and Medical Director of Miami Research Associates, Inc., a privately held multi-specialty clinical research organization, a position he held from its founding in 1996. In addition, since 1989, he has been in the private practice of gastroenterology and internal medicine. Dr. Schwartz is a board certified gastroenterologist. He graduated from the University of Miami School of Medicine with his medical degree.

We believe Dr. Schwartz is well-qualified to serve as a member of the board due to his business leadership and contacts, specialty pharmaceutical development knowledge, operational experience in chronic disease management and treatment and the clinical aspects of specialty pharmaceutical development.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Commencing on the date of this prospectus through the acquisition of a target business, we will pay Allied, an affiliate of Anthony Minnuto, our Chairman of the Board, a fee of $10,000 per month for providing us with office space and certain administrative and support services. This arrangement is solely for our benefit, however, and is not intended to provide Anthony Minnuto compensation in lieu of a salary. Other than the $10,000 per month administrative fee, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to our sponsors, member of our management team or their respective affiliates, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). They will, however, receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

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After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Director Independence

Currently Jeffrey A. Rein, Robert G. Savage, Howard I. Schwartz, M.D., and __________ would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must be approved by our audit committee and a majority of disinterested directors.

Audit Committee

Effective as of the date of this prospectus, we will establish an audit committee of the board of directors, which will consist of ______________, _____________ and ____________, each of whom is an independent director. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•      reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•      discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•      discussing with management major risk assessment and risk management policies;

•      monitoring the independence of the independent auditor;

•      verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•      reviewing and approving all related-party transactions;

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•      inquiring and discussing with management our compliance with applicable laws and regulations;

•      pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•      appointing or replacing the independent auditor;

•      determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•      establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•      approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Expert on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that ____________ qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

Effective upon consummation of this offering, we will establish a nominating committee of the board of directors, which will consist of ______________, _____________ and ____________, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in our Nominating Committee Charter, generally provide that persons to be nominated:

•      should have demonstrated notable or significant achievements in business, education or public service;

•      should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

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•      should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest:

•      None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•      In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•      Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•      Unless we consummate our initial business combination, our officers, directors and sponsors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account that may be released to us as working capital.

•      The founders’ shares beneficially owned by our officers and directors will be released from escrow only if our initial business combination is successfully completed. Additionally, our officers and directors will not receive liquidation distributions with respect to any of their founders’ shares or sponsors’ shares. Furthermore, our sponsors have agreed that the sponsors’ shares will not be sold or transferred by them until 30 days after we have completed our initial business combination. For the foregoing reasons, our board may have a conflict of interest in determining whether a particular target business is an appropriate candidate for our initial business combination.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•      the corporation could financially undertake the opportunity;

•      the opportunity is within the corporation’s line of business; and

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•      it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. The above mentioned conflicts may not be resolved in our favor.

The following table summarizes the other relevant pre-existing fiduciary or contractual obligations of our officers and directors:

Name of Affiliated Company	Name of Individual(s)	Priority/Preference relative to MedWorth Acquisition Corp.
Allied Medical Supply Inc.	Anthony Minnuto Charles F. Fistel	Anthony Minnuto and Charles F. Fistel each will be required to present all business opportunities which are suitable for Allied Medical Supply to Allied Medical Supply prior to presenting them to us. Allied Medical Supply is a national specialty drug distributor.

Our sponsors, as well as all of our officers and directors, have agreed to vote any shares held by them in favor of our initial business combination. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution with respect to their founders’ shares and sponsors’ shares. If they purchase shares of common stock as part of this offering or in the open market, however, they would be entitled to participate in any liquidation distribution in respect of such shares but have agreed not to convert or sell such shares to us in connection with the consummation of our initial business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or sponsors unless we have obtained (i) an opinion from an independent investment banking firm which is a member of FINRA that the business combination is fair to our unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). Furthermore, in no event will any of our sponsors, members of our management team or their respective affiliates be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is) other than the $10,000 administrative service fee, repayment of the loans from Charles F. Fistel and Anthony Minnuto in the aggregate amount of $125,000, or such greater amount as may be necessary, and reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

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Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock as of the date of this prospectus and as adjusted to reflect the sale of our shares of common stock offered by this prospectus (assuming none of the individuals listed purchase shares in this offering), by:

•      each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•      each of our officers and directors; and

•      all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

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	Prior to the Offering		After the Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock(2)	Amount and Nature of Beneficial Ownership(3)	Approximate Percentage of Outstanding Common Stock(3)
Anthony Minnuto	595,418	34.5%	1,081,667	13.4%

Charles F. Fistel	604,417	35.0%	541,917	6.7%

Stephen B. Cichy	431,415	25.0%	368,916	4.6%

Jeffrey A. Rein	50,000	2.9%	50,000	*

Robert G. Savage	31,250	1.8%	31,250	*

Howard I. Schwartz, M.D.	12,500	*	12,500	*

All directors and executive officers as a group (six individuals)	1,725,000	100%	2,086,250	25.8%

*Less than 1%

(1)   Unless otherwise indicated, the business address of each of the individuals is 999 Brickell Avenue, Suite 800, Miami, Florida 33131.

(2)   Based on 1,725,000 shares outstanding prior to the offering.

(3)   Includes the 586,250 sponsors' shares to be purchased by the sponsors simultaneously with the consummation of the offering. Assumes no exercise of the over-allotment option and, therefore, reflects the forfeiture of up to an aggregate of 225,000 shares of common stock held by our sponsors and does not reflect up to 72,000 additional shares that one of our sponsors has agreed to purchase to maintain the amount in the trust account at $8.36 per share if the over-allotment option is exercised. The percentages are based on 8,086,250 shares outstanding after the offering.

Immediately after this offering, our sponsors will beneficially own approximately 25.8% of the then issued and outstanding shares of common stock (assuming they do not purchase any shares offered by this prospectus and the underwriter does not exercise its over-allotment option). None of our sponsors, officers and directors has indicated to us that it or he intends to purchase our shares in the offering. Because of the ownership block held by our sponsors, such individuals may be able to effectively exercise influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions other than approval of our initial business combination.

If the underwriters do not exercise all or a portion of the over-allotment option, up to an aggregate of 225,000 founders’ shares will be forfeited. Only a number of shares necessary to maintain our sponsors’ collective 20% ownership interest (excluding the sponsors’ shares) in our shares of common stock after giving effect to the offering and the exercise, if any, of the underwriters’ over-allotment option will be forfeited.

All of the founders’ shares outstanding prior to the date of this prospectus will be placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent. Of the total 1,725,000 founders’ shares, 50% of these shares will be released from escrow six months after the closing of the business combination. The remaining 50% of these shares will be released from escrow one year after the closing of the business combination. Up to 225,000 of the founders’ shares may also be released from escrow and cancelled prior to these dates for cancellation if the over-allotment option is not exercised in full as described above.

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During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (1) amongst themselves, to our officers, directors and employees, or to a holder’s partners, members, stockholders, or affiliates upon its liquidation and dissolution, (2) to immediate family members and trusts for estate planning purposes, (3) by virtue of the laws of descent and distribution upon death, (4) pursuant to a qualified domestic relations order, (5) by private sales at prices no greater than the price at which the shares were originally purchased or (6) to us for cancellation in connection with the consummation of business combination, in each case where the transferee agrees to the terms of the escrow agreement, but will retain all other rights as our stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, there will be no liquidation distribution with respect to the founders’ shares.

Our sponsors have committed that they and/or their designees will purchase the sponsors’ shares (for a total purchase price of $4,690,000) from us. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option. The sponsors’ shares are identical to the shares sold in this offering. Our sponsors have agreed not to transfer, assign or sell any of the sponsors’ shares until 30 days after the closing of the business combination.

In order to meet our working capital needs following the consummation of this offering, our officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $8.00 per share. If we do not complete a business combination, the loans will be forgiven.

Each of Messrs. Fistel, Cichy and Minnuto is our “promoter,” as that term is defined under the federal securities laws.

CERTAIN TRANSACTIONS

In February 2013, we issued an aggregate of 1,725,000 shares of common stock to three of our sponsors for $25,000 in cash, at a purchase price of approximately $0.015 share, in connection with our organization, as follows:

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Name	Number of Shares	Relationship to Us
Anthony Minnuto	626,668	Chairman of the Board and Secretary

Charles F. Fistel	635,667	Chief Executive Officer, Chief Financial Officer, Treasurer and Director

Stephen B. Cichy	462,665	President, Chief Operating Officer and Director

In March 2013, a total of 93,750 shares were transferred by Messrs. Minnuto, Fistel and Cichy to our three independent directors as follows: Jeffrey A. Rein, 50,000 shares; Robert G. Savage, 31,250 shares; and Howard I. Schwartz, M.D., 12,500 shares.

If the underwriters do not exercise all or a portion of their over-allotment option, our sponsors will forfeit up to an aggregate of 225,000 shares of common stock in proportion to the portion of the over-allotment option that was not exercised. If such shares are forfeited, upon receipt such forfeited shares would then be immediately cancelled and we would record a reduction to common stock for the par value of such shares, or approximately $23, and a corresponding increase to additional paid-in capital.

If the underwriters determine the size of the offering should be increased (including pursuant to Rule 462(b) under the Securities Act) or decreased, a share dividend or a contribution back to capital, as applicable, would be effectuated in order to maintain our sponsors’ ownership at a percentage of the number of shares to be sold in this offering. An increase in offering size of up to 20% could result in the per-share conversion or liquidation price decreasing by as much as $0.11.

Our sponsors have committed that they and/or their designees will purchase, pursuant to a written subscription agreement with us and Broad and Cassel, as escrow agent, the 586,250 sponsors’ shares (for a total purchase price of $4,690,000) from us. These purchases will take place on a private placement basis simultaneously with the consummation of this offering. One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option. The purchase price for the sponsors’ shares will be delivered to Broad and Cassel, our counsel in connection with this offering, who will also be acting solely as escrow agent in connection with the private sale of sponsors’ shares, at least 24 hours prior to the date of this prospectus to hold in a non-interest bearing account until we consummate this offering. Broad and Cassel will deposit the purchase price into the trust account simultaneously with the consummation of the offering. The sponsors’ shares are identical to the shares sold in this offering. Our sponsors have agreed not to transfer, assign or sell any of the sponsors’ shares (subject to certain limited exceptions) until 30 days after the closing of the business combination.

In order to meet our working capital needs following the consummation of this offering, our officers and directors may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $8.00 per share. If we do not complete a business combination, the loans will be forgiven.

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The holders of our founders’ shares issued and outstanding on the date of this prospectus, as well as the holders of the sponsors’ shares and any shares our officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the founders’ shares can elect to exercise these registration rights at any time commencing three months prior to the initial release of the founders' shares from escrow. The holders of the majority of the sponsors’ shares or shares issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after we consummate the initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

As of the date of this prospectus, Anthony Minnuto and Charles F. Fistel have loaned to us an aggregate of $125,000 to cover expenses related to this offering. Additionally, Charles F. Fistel and Anthony Minnuto have agreed to loan us additional funds as may be necessary to cover our expenses prior to the closing of this offering. The loans are payable without interest on the earlier of (i) the date on which we consummate our initial public offering or (ii) the date on which we determine to not proceed with our initial public offering. We intend to repay these loans from the proceeds of this offering not being placed in the trust account.

Allied, an affiliate of Anthony Minnuto, our Chairman of the Board, has agreed that, commencing on the effective date of this prospectus through the earlier of our consummation of our initial business combination or our liquidation, it will make available to us certain general and administrative services, including office space and administrative and support services, as we may require from time to time. We have agreed to pay Allied $10,000 per month for these services. Anthony Minnuto is the sole owner of the capital stock outstanding of Allied. Accordingly, Anthony Minnuto will benefit from the transaction to the extent of his interest in Allied. However, this arrangement is solely for our benefit and is not intended to provide Anthony Minnuto compensation in lieu of a salary.

We believe, based on rents and fees for similar services in the Miami metropolitan area, that the fee charged by Allied is at least as favorable as we could have obtained from an unaffiliated person.

Other than the fees described above, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of our sponsors, officers, directors or their respective affiliates, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider our initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested independent directors, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

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Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our sponsors, officers or directors including (1) an entity that is either a portfolio company of, or has otherwise received a material financial investment from, any private equity fund or investment company (or an affiliate thereof) that is affiliated with any of the foregoing, (2) an entity in which any of the foregoing or their affiliates are currently passive investors, (3) an entity in which any of the foregoing or their affiliates are currently officers or directors, or (4) an entity in which any of the foregoing or their affiliates are currently invested through an investment vehicle controlled by them, unless we have obtained an opinion from an independent investment banking firm which is a member of FINRA and the approval of a majority of our disinterested and independent directors (if we have any at that time) that the business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, in no event will any of our sponsors, officers, directors or their respective affiliates be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is).

DESCRIPTION OF SECURITIES

General

Our certificate of incorporation currently authorizes, and our amended and restated certificate of incorporation, which will become effective prior to the consummation of this offering, will authorize, the issuance of 100,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001. As of the date of this prospectus, 1,725,000 shares of common stock are outstanding, held by six stockholders of record. No shares of preferred stock are currently outstanding. The following description summarizes all of the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

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Common Stock

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, our sponsors, as well as all of our officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to this offering, including both the founder shares and the sponsor shares, and any shares purchased in this offering or following this offering in the open market in favor of the proposed business combination.

We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our amended and restated certificate of incorporation, if we do not consummate our initial business combination within 18 months from the date of this prospectus, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. If we are forced to liquidate prior to our initial business combination, our public stockholders are entitled to share ratably in the trust account, based on the amount then held in the trust account, and any assets remaining available for distribution to them. Our sponsors have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate our initial business combination with respect to the founders’ shares and sponsors’ shares. Our sponsors will therefore not participate in any liquidation distribution with respect to such shares. They will, however, participate in any liquidation distribution with respect to any shares of common stock acquired in or following this offering.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote on the proposed business combination and the business combination is completed.

Preferred Stock

There are no shares of preferred stock outstanding. Our certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on our initial business combination. We may issue some or all of the preferred stock to effect our initial business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we reserve the right to do so in the future.

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Dividends

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any dividends subsequent to our initial business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent

The transfer agent for our shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Listing of Our Shares

We have applied to list our shares on the Nasdaq under the symbol "MWRX". Although we meet the minimum initial listing standards of Nasdaq, after giving effect to this offering on a pro forma basis, which generally only require that we meet certain requirements relating to shareholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution, we cannot assure you that our shares will continue to be listed on Nasdaq as we might not in the future meet certain continued listing standards.

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-Laws

Staggered Board of Directors

Our certificate of incorporation provides that our board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our president or by our chairman or by our secretary at the request in writing of stockholders owning at least 10% of our issued and outstanding capital stock entitled to vote.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not less than one-hundred twenty (120) days nor more than one-hundred eighty (180) days prior to the one year anniversary of the mailing date of the proxy materials for the immediately preceding annual meeting of stockholders or any such later deadline as may be required in the rules promulgated by the SEC pursuant to the Exchange Act regarding the solicitation of proxies. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

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Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately after this offering, we will have 8,086,250 shares of common stock outstanding, or 9,283,250 shares if the over-allotment option is exercised in full. Of these shares, the 6,000,000 shares sold in this offering, or 6,900,000 shares if the over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining shares are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•      1% of the number of shares of common stock then outstanding, which will equal 80,862 shares immediately after this offering (or 92,833 if the over-allotment option is exercised in full); and

•      the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff had taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies, like us. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

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•      the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•      the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•      the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•      at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, it is likely that pursuant to Rule 144, our sponsors will be able to sell their founders’ shares and sponsors’ shares freely without registration one year after we have completed our initial business combination assuming they are not an affiliate of ours at that time.

Registration Rights

The holders of our founders’ shares issued and outstanding on the date of this prospectus, as well as the holders of the sponsors’ shares and any shares our officers, directors or their affiliates may be issued in payment of working capital loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of this offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the founders’ shares can elect to exercise these registration rights at any time commencing three months prior to the initial release of the founders' shares from escrow. The holders of the majority of the sponsors’ shares or shares issued in payment of working capital loans made to us can elect to exercise these registration rights at any time commencing on the date that we consummate our initial business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations with respect to your ownership and disposition of our shares, assuming you purchase the shares in this offering and will hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code ”).

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•      financial institutions or financial services entities;

•      governments or agencies or instrumentalities thereof;

•      insurance companies;

•      dealers and traders in securities or foreign currencies;

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•      persons holding our securities as part of a hedge, straddle, conversion transaction or other integrated transaction;

•      U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•      persons that acquire our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•      persons liable for the alternative minimum tax; and

•      tax-exempt organizations.

Additionally, this discussion does not consider the tax treatment of partnerships (including entities treated as partnerships for U.S. federal tax purposes) or other pass-through entities or persons who hold our securities through such entities. If an entity that is treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner will generally depend on the status of the partner and the activities of the entity. If you are a partner in such an entity, you should consult your tax advisor.

The following does not discuss any aspect of state, local, U.S. gift or estate or non-U.S. taxation. This discussion is based on current provisions of the Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

WE URGE PROSPECTIVE HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS WITH RESPECT TO ACQUIRING, HOLDING AND DISPOSING OF OUR SHARES.

Company

We could be subject to an additional level of U.S. federal income tax on a portion of our income if we are determined to be a personal holding company (“PHC”) for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if:

•      at any time during the last half of such taxable year, five or fewer individuals own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value; and

•      at least 60% of the corporation’s adjusted ordinary gross income, as determined under the rules for PHCs, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, certain royalties, annuities and, under certain circumstances, rents).

Depending on the date and size of our initial business combination, it is possible that at least 60% of our adjusted ordinary gross income may consist of PHC income as discussed above. In addition, depending on the concentration of our stock in the hands of individuals, including our sponsors and certain tax-exempt organizations, pension funds, and charitable trusts, it is possible that more than 50% of our stock will be owned or deemed owned (pursuant to the constructive ownership rules) by five or fewer individuals during the last half of a taxable year. Thus, no assurance can be given that we will not become a PHC following this offering or in the future. If we are or were to become a PHC in a given taxable year, we would be subject to an additional PHC tax on our undistributed PHC income, which generally includes our taxable income, subject to certain adjustments. For taxable years beginning after December 31, 2012, the tax rate on undistributed PHC income is 20%. For tax years ending prior to or on December 31, 2012, the tax rate on undistributed PHC income is 15%.

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Public Stockholders

U.S. Holders

This section is addressed to U.S. holders of our shares. For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner that is:

•     a citizen or resident of the United States for U.S. federal income tax purposes;

•     a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in, or under the laws of, the United States, any State thereof or the District of Columbia;

•     an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•     a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or it has in effect a valid election to be treated as a U.S. person.

The term “U.S. holder” also includes certain former citizens and residents of the United States.

Dividends and Distributions

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. In the event that we do make distributions on our common stock, such distributions will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits will constitute a return of capital that will be applied against and reduce your adjusted basis in the common stock (but not below zero). Any excess over your basis will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described in the first paragraph under “Sale or Other Disposition or Conversion of Common Stock” below.

If you are a U.S. holder that is a taxable corporation, dividends we pay to you generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains (currently 23.8%) for tax years beginning on or after January 1, 2013.

The conversion feature of the common stock described under “Proposed Business — Effecting Our Initial Business Combination — Conversion Rights” may be viewed as the holding of a position with respect to substantially similar or related property which diminishes your risk of loss and thereby affects your ability to satisfy the holding period requirements for the dividends received deduction or the preferential tax rate on qualified dividend income with respect to the time period prior to the approval of our initial business combination.

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Sale or Other Disposition or Conversion of Common Stock

Gain or loss you realize on the sale or other disposition of our common stock (other than conversion into cash, but including a dissolution and liquidation in the event we do not consummate our initial business combination within the required time) will be capital gain or loss. The amount of your gain or loss will be equal to the difference between your tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Any capital gain or loss you realize on a sale or other disposition of our common stock will generally be long-term capital gain or loss if your holding period for the common stock is more than one year. However, the conversion feature of the common stock described under “Proposed Business — Effecting Our Initial Business Combination — Conversion Rights” conceivably could affect your ability to satisfy the holding period requirements for the long-term capital gain tax rate with respect to the time period prior to the approval of our initial business combination. Long-term capital gain realized by a non-corporate U.S. holder generally will be subject to a maximum rate of 15% for tax years beginning on or before December 31, 2012, after which the maximum long-term capital gains rate 23.8%.

If you convert your common stock into a right to receive cash as described in “Proposed Business — Effecting Our Initial Business Combination — Conversion Rights,” the conversion generally will be treated as a sale of common stock described in the preceding paragraph (rather than as a dividend or distribution). The conversion will, however, be treated as a dividend or distribution and taxed as described in “Dividends and Distributions” above if your percentage ownership in us (including shares that you are deemed to own under certain attribution rules) after the conversion is not meaningfully reduced from what your percentage ownership was prior to the conversion. If you have a relatively minimal stock interest and, taking into account the effect of conversion by other stockholders, your percentage ownership in us is reduced as a result of the conversion, you should generally be regarded as having suffered a meaningful reduction in interest. For example, the IRS has ruled that any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction” in a transaction in which a holder held less than 1% of the shares of a corporation and did not have management control over the corporation. You should consult your own tax advisor as to whether conversion of your common stock will be treated as a sale or as a dividend under the Code and, if you actually or constructively own 5% (or, if our stock is not then publicly traded, 1%) or more of our common stock before conversion, whether you are subject to special reporting requirements with respect to such conversion.

Unearned Income Medicare Tax

A 3.8% Medicare contribution tax will generally apply to all or some portion of the net investment income of a U.S. Holder that is an individual with adjusted gross income that exceeds a threshold amount ($250,000 if married filing jointly or if considered a “surviving spouse” for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax will also apply to all or some portion of the undistributed net investment income of certain U.S. holders that are estates and trusts. For these purposes, dividends and gain from the taxable disposition of the common stock will generally be taken into account in computing such a U.S. holder’s net investment income.

Non-U.S. Holders

This section is addressed to non-U.S. holders of the shares. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a security (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

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Dividends and Distributions

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. If, however, we were to pay taxable dividends to you with respect to your shares of common stock, those dividends, provided such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, would generally be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distribution not constituting a dividend will be treated first as reducing your tax basis in your shares of common stock and, to the extent it exceeds your tax basis, as gain from the disposition of your shares of common stock treated as described under “Sale or Other Disposition of Common Stock” below. In addition, if we determine that we are likely to be classified as a “United States real property holding corporation” (see “— Sale or Other Disposition of Common Stock” below), we will withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Non-U.S. holders should consult their own tax advisors regarding possible eligibility for benefits under income tax treaties.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment or fixed base maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to United States federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Other Disposition of Common Stock

You generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock (which would include a dissolution and liquidation in the event we do not consummate our initial business combination within the required timeframe) unless:

•           the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base you maintain);

•           you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•           we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market (within the meaning of applicable U.S. Treasury Regulations), you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of (1) the fair market value of our United States real property interests, (2) the fair market value of our non-United States real property interests and (3) the fair market value of any other of our assets which are used or held for use in our trade or business. Although we currently are not a United States real property holding corporation, we cannot determine whether we will be a United States real property holding corporation in the future until we consummate our initial business combination.

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Gain that is described in the first of the above bullet points generally will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares of common stock is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment or fixed base you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year. If you are described in the third bullet point above, gain recognized by you on the sale, exchange or other disposition of shares of common stock will be subject to U.S. federal income tax on a net income basis at normal graduated U.S. federal income tax rates. In addition, a buyer of your shares of common stock may be required to withhold United States income tax at a rate of 10% of the amount realized upon such disposition.

If you convert your common stock into a right to receive cash as described in “Proposed Business — Effecting Our Initial Business Combination — Conversion Rights,” the conversion generally will be treated as a sale of common stock rather than as a dividend or distribution. The conversion will, however, be treated as a dividend or distribution and taxed as described in “Dividends and Distributions” if your percentage ownership in us (including shares that you are deemed to own under certain attribution rules) after the conversion is not meaningfully reduced from what your percentage ownership was prior to the conversion. See the discussion in “— U.S. Holders — Sale or Other Disposition or Conversion of Common Stock.” You should consult your own tax advisor as to whether conversion of your common stock will be treated as a sale or as a dividend under the Code.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we may pay to you on your shares of common stock and the amount of tax we withhold on any such distributions regardless of whether withholding is required. In the case of a non-U.S. person, the IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes backup withholding on dividends and certain other types of payments. A U.S. holder will not be subject to backup withholding if such U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 (or successor form) or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”). A non-U.S. holder will not be subject to backup withholding on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person.

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Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting also would apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Backup withholding is not an additional tax. Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States federal income tax liability, if any, by the IRS provided that certain required information is furnished to the IRS in a timely manner.

Recent Legislation

Recently enacted legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. equity interests, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in the shares.

Unearned Income Medicare Tax

If you are a foreign estate or trust, you may be subject to the Medicare contribution tax described under “U.S. Holders — Unearned Income Medicare Tax” above. Non-U.S. holders should consult their tax advisors regarding the possible implications of the Medicare contribution tax on their investments in the shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, EarlyBirdCapital, Inc., have severally agreed to purchase from us on a firm commitment basis the following respective number of shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
EarlyBirdCapital, Inc.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the 6,000,000 shares being offered to the public is subject to specific conditions, including the absence of any material adverse change in our business or in the financial markets, the purchase by our sponsors of an aggregate of 586,250 sponsors’ shares at a purchase price of $8.00 per share in an insider private placement simultaneously with the consummation of this offering, and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors. Subject to the terms of the underwriting agreement, the underwriters will purchase all of the 6,000,000 shares being offered to the public, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

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We have granted to the underwriters an option, exercisable not later than 45 days after the effective date of the registration statement, to purchase up to 900,000 additional shares at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares as the number of shares to be purchased by it in the above table bears to the total number of shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares to the underwriters to the extent the option is exercised. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereunder.

The underwriting discounts and commissions are 3.5% of the initial public offering price. We have agreed to pay the underwriters the discounts and commissions set forth below, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option.

Fees	Fee per Share	Without Exercise of Over-Allotment Option	With Exercise of Over- Allotment Option
Public offering price	$8.00	$48,000,000	$55,200,000
Underwriting discount	$0.28	$1,680,000	$1,932,000
Proceeds before expenses(2)	$7.72	$46,320,000	$53,268,000

(1)	The offering expenses are estimated at $445,000, which are not reflected in the preceding table.

We have also agreed to reimburse the underwriters for their fees and expenses of counsel incurred in connection with the review by FINRA of this offering, up to a maximum of $15,000, and pay the underwriters for their expenses incurred in performing background checks of our officers and directors in an amount not to exceed $3,000 per individual or $21,000 in the aggregate.

In addition to the underwriting discounts and commissions, and expense reimbursement, described above, we have engaged EarlyBirdCapital as an advisor and investment banker in connection with our initial business combination. See “Advisor Fee” below.

Pricing of this Offering

Prior to this offering there has been no public market for our shares. The public offering price of the shares was negotiated between us and the representative of the underwriters. Factors considered in determining the prices and terms of the shares include:

•           the history and prospects of companies whose principal business is the acquisition of other companies;

•           prior offerings of those companies;

•           our prospects for acquiring an operating business at attractive values;

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•           our capital structure;

•           an assessment of our management and their experience in identifying operating companies;

•           general conditions of the securities markets at the time of this offering; and

•           other factors as were deemed relevant.

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

Advisor Fee

We have engaged EarlyBirdCapital as an advisor and investment banker to provide us with assistance in negotiating and structuring the terms of our initial business combination. We anticipate that these services will include assisting us with valuing and structuring any offer to be made to a target business and negotiating a letter of intent and/or definitive agreement with a potential target business. We have agreed to pay EarlyBirdCapital a cash fee of $1,680,000 for these services upon the consummation of our initial business combination.

Share Purchase Option

We have agreed to sell to EarlyBirdCapital, for $100, an option to purchase up to a total of 600,000 shares of our common stock. This option is exercisable at $8.00 per share commencing on the later of the consummation of a business combination and one year from the date of this prospectus and expiring five years from the effective date of the registration statement of which this prospectus is a part. The option, and the 600,000 shares of our common stock issuable upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules, during which period any transfers permitted would be in compliance with Rule 5110(g)(2) of such Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of this prospectus except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy-back” registration rights for periods of five and seven years, respectively, from the date of this prospectus with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid by the holders themselves. The exercise price and number of shares issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation, but will not be adjusted for issuances of shares of common stock at a price below its exercise price.

91

Price Stabilization and Short Positions

In order to facilitate the offering of our shares, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our shares. Specifically, the underwriters may over-allot shares in connection with this offering, thus creating a short sales position in our shares for their own account. A short sales position results when an underwriter sells more shares than that underwriter is committed to purchase. A short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made for an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Accordingly, to cover these short sales positions or to stabilize the market price of our shares, the underwriters may bid for, and purchase, shares in the open market. These transactions may be effected on Nasdaq or otherwise.

Additionally, the representative, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our shares may have the effect of raising or maintaining the market price of our shares or preventing or mitigating a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

Other Terms

Although we are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, other than the investment banking fee payable to EarlyBirdCapital described above, any of the underwriters may, among other things, introduce us to potential target acquisitions or assist us in raising additional capital, as needs may arise in the future. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters and no fees for such services will be paid to any of the underwriters prior to the date which is 90 days after the effective date of the registration statement, unless the FINRA determines that such payment would not be deemed underwriters compensation in connection with this offering.

Indemnification

We have agreed to indemnify the underwriters against some liabilities, including civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in this respect.

92

SELLING RESTRICTIONS

Canada

Resale Restrictions

We intend to distribute our securities in the Province of Ontario, Canada (the “Canadian Offering Jurisdiction”) by way of a private placement and exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in such Canadian Offering Jurisdiction. Any resale of our securities in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian resale restrictions in some circumstances may apply to resales of interests made outside of Canada. Canadian purchasers are advised to seek legal advice prior to any resale of our securities. We may never be a “reporting issuer,” as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which our securities will be offered and there currently is no public market for any of the securities in Canada, and one may never develop. Canadian investors are advised that we have no intention to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the securities to the public in any province or territory in Canada.

Representations of Purchasers

A Canadian purchaser will be required to represent to us and the dealer from whom the purchase confirmation is received that:

•           the purchaser is entitled under applicable provincial securities laws to purchase our securities without the benefit of a prospectus qualified under those securities laws;

•           where required by law, that the purchaser is purchasing as principal and not as agent;

•           the purchaser has reviewed the text above under Resale Restrictions; and

•           the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our securities to the regulatory authority that by law is entitled to collect the information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our securities, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All of our assets and the assets of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

93

Collection of Personal Information

If a Canadian purchaser is resident in or otherwise subject to the securities laws of the Province of Ontario, the Purchaser authorizes the indirect collection of personal information pertaining to the Canadian purchaser by the Ontario Securities Commission (the “OSC”) and each Canadian purchaser will be required to acknowledge and agree that the Canadian purchaser has been notified by us (i) of the delivery to the OSC of personal information pertaining to the Canadian purchaser, including, without limitation, the full name, residential address and telephone number of the Canadian purchaser, the number and type of securities purchased and the total purchase price paid in respect of the securities, (ii) that this information is being collected indirectly by the OSC under the authority granted to it in securities legislation, (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (iv) that the title, business address and business telephone number of the public official in Ontario who can answer questions about the OSC’s indirect collection of the information is the Administrative Assistant to the Director of Corporate Finance, the Ontario Securities Commission, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone: (416) 593-8086, Facsimile: (416) 593-8252.

LEGAL MATTERS

Broad and Cassel, Miami, Florida, is acting as our counsel in connection with the registration of our shares under the Securities Act of 1933, as amended, and as such, will pass upon the validity of the securities offered in this offering. Graubard Miller, New York, New York, is acting as counsel to the underwriters.

EXPERTS

The financial statements of MedWorth Acquisition Corp. (a company in the development stage) as of February 28, 2013 and for the period from January 22, 2013 (inception) through February 28, 2013 appearing in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of MedWorth Acquisition Corp. (a company in the development stage) to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as an experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our shares, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

94

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference facilities.

95

MedWorth Acquisition Corp.

(A Company in the Development Stage)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MedWorth Acquisition Corp.

We have audited the accompanying balance sheet of MedWorth Acquisition Corp. (A company in the development stage) (the “Company”) as of February 28, 2013 and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from January 22, 2013 (inception) through February 28, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedWorth Acquisition Corp. (a company in the development stage), as of February 28, 2013, and the results of its operations and its cash flows for the period from January 22, 2013 (inception) through February 28, 2013 in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue, its business plan is dependent on the completion of a financing and the Company’s cash and working capital as of February 28, 2013 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP
New York, NY
April 1, 2013

F-2

MedWorth Acquisition Corp.
(A Company in the Development Stage)

Balance Sheet

February 28, 2013

Assets
Assets:
Current Asset – Cash and cash equivalents	$85,000
Deferred offering costs associated with proposed public offering	87,000
Total assets	$172,000
Liabilities and Stockholders' Equity
Current Liabilities:
Accrued expenses	$25,000
Notes payable to stockholders	125,000
Total current liabilities	150,000
Commitments and Contingencies
Shareholders' Equity:
Preferred stock, $.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Common stock, $.0001 par value; 100,000,000 shares authorized; 1,725,000 shares issued and outstanding(1)	173
Additional paid-in capital	24,827
Accumulated deficit	(3,000)
Total Stockholders' Equity	22,000
Total Liabilities and Stockholders' Equity	$172,000

(1)	This number includes an aggregate of 225,000 shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters.

The accompanying notes are an integral part of the financial statements.

F-3

MedWorth Acquisition Corp.
(A Company in the Development Stage)

Statement of Operations

For the period from January 22, 2013 (inception) through February 28, 2013

Formation and operating costs	$3,000
Net Loss	$(3,000)

Weighted average shares outstanding, basic and diluted(1)	1,500,000
Basic and diluted net loss per common share	$(0.00)

(1)	This number excludes an aggregate of 225,000 shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters.

The accompanying notes are an integral part of the financial statements.

F-4

MedWorth Acquisition Corp.
(A Company in the Development Stage)

Statement of Changes in Stockholders’ Equity

	Common Stock(1)			Deficit
	Shares	Amount	Additional Paid-In Capital	Accumulated During the Development Stage	Total Stockholders’ Equity
Balance – January 22, 2013 (Inception)	—	$—	$—	$—	$—
Common stock issued at approximately $0.015 per share to initial stockholders, on February 26, 2013	1,725,000	173	24,827	—	25,000
Net loss for the period from January 22, 2013 (inception) to February 28, 2013	—	—	—	(3,000)	(3,000)
Balance – February 28, 2013	1,725,000	$173	$24,827	$(3,000)	$22,000

(1)	This number includes an aggregate of 225,000 shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters.

The accompanying notes are an integral part of the financial statements.

F-5

MedWorth Acquisition Corp.
(A Company in the Development Stage)

Statement of Cash Flows

For the period January 22, 2013 (inception) through February 28, 2013

Operating Activities
Net loss	$(3,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:

Total adjustments	(3,000)
Net cash used in operating activities	(3,000)
Financing Activities
Proceeds from notes payable to stockholders	125,000
Proceeds from issuance of common stock to initial stockholders	25,000
Payment of deferred offering costs	(62,000)
Net cash provided by financing activities	88,000
Net Increase in cash and cash equivalents	85,000
Cash and cash equivalents – beginning	—
Cash and cash equivalents – ending	$85,000
Supplemental Disclosure of non-cash financing activity:
Increase in accrued expenses for deferred offering costs	$25,000

The accompanying notes are an integral part of the financial statements.

F-6

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Going Concern Consideration

MedWorth Acquisition Corp. (A company in the development stage) (the “Company”) was incorporated in Delaware on January 22, 2013 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”). The Company expects to focus its search for a target business(es) for its initial business combination in the healthcare, specialty and/or infusion pharmacy and drug distribution industries based in the United States, although the Company does not intend to limit its search to a particular geographic region and the Company may pursue opportunities in other business sectors or industries.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

At February 28, 2013, the Company had not yet commenced any operations. All activity through February 28, 2013 relates to the Company’s formation and the proposed public offering described below.

The Company is considered to be a development stage company and, as such, the Company’s financial statements are prepared in accordance with the Accounting Standards Codification (“ASC”) topic 915 “Development Stage Entities.” The Company is subject to all of the risks associated with development stage companies.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of up to 6,000,000 shares (or 6,900,000 shares if the underwriters’ over-allotment option is exercised in full) (“Public Shares”), at $8.00 per Share which is discussed in Note 3 (the “Proposed Public Offering”) and the sale of 586,250 shares (the “Sponsors’ Shares”) at a price of $8.00 per share in a private placement to the Company’s initial stockholders (collectively, the “Sponsors”). The Company will grant the underwriters a 45 day option to purchase up to 900,000 shares to cover over-allotments if any. The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Proposed Public Offering and the Sponsors’ Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to effect a Business Combination successfully. Upon the closing of the Proposed Public Offering, management has agreed that at least $8.36 per Public Share sold in the Proposed Public Offering, including the proceeds of the private placement of the Sponsors’ Shares will be held in a trust account (“Trust Account”) and invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of its first Business Combination and the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s officers will agree that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (proceeds not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The amount of proceeds not held in the trust account will remain constant at approximately $405,000 even if the over-allotment is exercised. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

F-7

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Going Concern Consideration (continued)

The Company has applied to have its shares listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of taxes payable) at the time of the execution of a definitive agreement for its initial business combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance.

The Company will seek stockholder approval of any Business Combination at a meeting called for such purpose at which stockholders may seek to convert their Shares into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable). The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Business Combination and a majority of the outstanding Shares of the Company voted are voted in favor of the Business Combination. Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking conversion rights with respect to 25% or more of the Public Shares without the Company’s prior written consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, each Public Stockholder seeking to exercise conversion rights will be required to certify whether such stockholder is acting in concert or as a group with any other stockholder. These certifications, together with any other information relating to stock ownership available at that time, will be the sole basis on which the above-referenced determination is made. If it is determined that a stockholder is acting in concert or as a group with any other stockholder, the stockholder will be notified of the determination and will be offered an opportunity to dispute the finding. The final determination as to whether a stockholder is acting in concert or as a group with any other stockholder will ultimately be made in good faith by the Company’s board of directors. In connection with any stockholder vote required to approve any Business Combination, the Sponsors will agree (1) to vote any of their respective Founders Shares (as discussed in Note 7), Sponsors Shares and any Public Shares they may acquire in the proposed public offering or the aftermarket in favor of the initial Business Combination, and (2) not to convert any of their respective Founders Shares and Sponsors Shares.

F-8

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Going Concern Consideration (continued)

The Company’s Certificate of Incorporation will be amended prior to the Proposed Public Offering “IPO”) to provide that the Company will continue in existence only until 18 months from the effective date of the registration statement for the IPO (“IPO Effective Date”). If the Company is unable to consummate its initial business combination 18 months from the IPO Effective Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding public shares held by the public stockholders of the Company’ (“Public Stockholders”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest but net of franchise taxes and income taxes payable with respect to interest earned on the trust account, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the Public Stockholders will be entitled to receive a full pro rata interest in the Trust Account (initially anticipated to be $8.36 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company).

Going Concern Consideration

At February 28, 2013, the Company had $85,000 in cash and a deficit in working capital of $65,000. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a business combination will be successful or successful within the target business acquisition period. In addition, the Company’s officers and directors may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, the notes may be converted into shares of common stock at a price of $8.00 per share. If we do not complete a business combination, the loans will be forgiven. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

F-9

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (continued)

Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period excluding common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 225,000 Shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC Topic 740 “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecoginition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company is required to file income tax returns in the United States (federal) and in various state and local jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

F-10

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (continued)

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of February 28, 2013 through April 1, 2013, the date which these financial statements were available. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Note 3 — Proposed Public Offering

The Proposed Public Offering calls for the Company to offer for public sale up to 6,000,000 Shares at a proposed offering price of $8.00 per Share (plus up to an additional 900,000 Shares solely to cover over-allotments, if any, for a period of 45 days).

Note 4 — Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the receipt of the capital raised. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs as well as additional expenses to be incurred will be charged to operations.

Note 5 — Notes Payable to Stockholders – Related Party

The Company issued an aggregate of $125,000 principal amount unsecured promissory notes to certain of the Company’s officers on February 22, 2013. The notes are non-interest bearing and payable on the earliest to occur of (i) the consummation of the Proposed Public Offering or (ii) the date on which the Company determines not to proceed with the Proposed Public Offering. Due to the short-term nature of the notes, the fair value of the notes approximates the carrying amount.

Note 6 — Commitments and Contingencies

The Company will enter into an agreement with the underwriters of the Proposed Public Offering (“Underwriting Agreement”).The Underwriting Agreement will require the Company to pay an underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering as an underwriting discount. The Company will also issue a share purchase option (“Option”), for $100, to EarlyBirdCapital, Inc. or its designees to purchase 600,000 common shares at an exercise price of $8.00 per share. The Option will be exercisable commencing on the later to occur of the consummation of the Company’s initial Business Combination or one year from the IPO Effective Date and will expire five years from the IPO Effective Date. The shares issuable upon exercise of this Option are identical to the shares being offered in the Proposed Public Offering. The Company intends to account for the fair value of the Option, inclusive of the receipt of $100 cash payment, as an expense of the Proposed Public Offering resulting in a charge directly to stockholders’ equity. The Company estimates that the fair value of this Option is approximately $1,529,000 (or $2.55 per share) using a Black-Scholes option-pricing model. The fair value of the Option to be granted to EarlyBirdCapital, Inc. is estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of .81% and (3) expected life of five years. The Option may be exercised for cash or on a “cashless” basis, at the holder’s option such that the holder may use the appreciated value of the Option (the difference between the exercise price of the shares underlying the Option and the market price of the underlying shares of common stock) to exercise the Option without the payment of any cash. The holder of the Option will be entitled to certain demand and piggy-back registration rights. The Company will have no obligation to net cash settle the exercise of the Option. The holder of the Option will not be entitled to exercise the Option unless a registration statement covering the shares underlying the Option is effective or Option will expire worthless. In addition to $25,000 the Company has already paid the underwriters as of February 28, 2013 for advances fees and costs, the Company has committed an additional $25,000 due and payable to the underwriters concurrent with the filing of the registration statement for the IPO. In the event the Company does not consummate the IPO, subject to certain conditions, the Company shall be liable to repay the underwriters up to an additional $25,000 to cover certain costs and expenses incurred. Upon the completion of the initial Business Combination, the Company will also pay EarlyBirdCapital, Inc. a non-exclusive investment banking fee of $1,680,000 for advisory services in connection with such Business Combination.

F-11

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (continued)

The Company presently occupies office space provided by an affiliate of the Company’s Chairman of the Board. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain administrative support staff and services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $10,000 per month for such services commencing on the effective date of the Proposed Public Offering.

The Sponsors have committed to purchase 586,250 Sponsors’ Shares at $8.00 per share (for an aggregate purchase price of $4,690,000) from the Company. These purchases will take place concurrently with the consummation of the Proposed Public Offering. The Sponsors also have agreed that if the over-allotment option is exercised by the underwriters, they will purchase from the Company at a price of $8.00 per share the number of shares of common stock (up to a maximum of 72,000 shares of common stock) that is necessary to maintain in the Trust Account an amount equal to $8.36 per share sold to the public in the Proposed Public Offering. These shares will be purchased in a private placement that will occur simultaneously with the purchase of shares resulting from the exercise of the over-allotment option. All of the proceeds received from the Sponsors’ Shares purchases will be placed in the Trust Account. The Sponsors’ Shares are identical to the shares to be sold in the Proposed Public Offering. However, the Sponsors have agreed (A) to vote their Sponsors’ Shares in favor of any proposed Business Combination and (B) not to convert any shares in connection with a proposed initial Business Combination. Additionally, the Sponsors have agreed not to transfer, assign or sell any of the Sponsors’ Shares (except to certain permitted transferees), until 30 days after the completion of the Company’s initial Business Combination.

The Sponsors will be entitled to registration rights with respect to their Founders Shares and the Sponsors’ Shares, and the Sponsors and the Company’s officers and directors will be entitled to registration rights with respect to any shares they may be issued in payment of working capital loans made to the Company, pursuant to an agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of the majority of the Founders’ Shares are entitled to demand that the Company register 50% of these shares at any time commencing three months prior to the six month and one-year anniversaries, respectively, of the consummation of a Business Combination. In addition, in the event that the holders of Founders’ Shares or Sponsors’ Shares make working capital loans to the Company, and such holders, in their sole discretion, elect to have common shares of the Company issued to repay such working capital loans, then such holders are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Founders, Sponsors and the holders of shares issued in payment of working capital loans made to the Company have certain “piggyback” registration rights on registration statements filed after the Company’s consummation of its initial Business Combination.

F-12

MEDWORTH ACQUISITION CORP.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholder Equity

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors.

As of February 28, 2013, there are no shares of preferred stock issued or outstanding.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share.

In connection with the organization of the Company, on February 26, 2013, a total of 1,725,000 shares (“Founders’ Shares”) of the Company’s common stock were sold to the Sponsors at a price of approximately $0.015 per share for an aggregate of $25,000. Upon the of the IPO Effective Date, the Founders’ Shares will be placed in escrow in a trust account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as trustee. Subject to certain limited exceptions, 50% of the Founders’ Shares will be released from escrow six (6) months after the closing of the initial Business Combination, and the remaining 50% of the Founders’ shares will be released from escrow one (1) year after the closing of the initial Business Combination.

The Founders’ shares include an aggregate of 225,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters such that the Founders will own 20% of the outstanding shares of the Company, excluding the Sponsors’ shares after the consummation of the Proposed Public Offering.

F-13

MedWorth Acquisition Corp.

$48,000,000

6,000,000 Shares

EarlyBirdCapital, Inc.

Until ______________, 2013, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwritings and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:

Trustee’s fee (1)	$1,000
SEC registration fee	7,529
FINRA filing fee	8,780
Accounting fees and expenses	35,000
Nasdaq listing fee	50,000
Printing and engraving expenses	35,000
Directors’ and officers’ liability insurance premiums (2)	100,000
Legal fees and expenses	150,000
Miscellaneous (3)	12,691
Total	$400,000

(1)	In addition to the initial acceptance fee that is charged by Continental Stock Transfer & Trust Company, as trustee, the registrant will be required to pay to Continental Stock Transfer & Trust Company upon consummation of this offering approximately $19,000 for acting as trustee, as transfer agent of the registrant’s common stock and as escrow agent.

(2)	This amount represents the approximate premium for of director and officer liability insurance to be in effect following the registrant’s initial public offering and until it consummates a business combination or liquidates, as the case may be.

(3)	This amount represents additional expenses that may be incurred by the registrant in connection with its initial public offering over and above those specifically listed above.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

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(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

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(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-3

Paragraph B of Article Eighth of our certificate of incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

(a) Since our incorporation in January 2013, we issued the following shares of common stock without registration under the Securities Act:

Stockholders	Number of Shares
Anthony Minnuto	626,668

Charles F. Fistel	635,667

Stephen B. Cichy	462,665

Such shares were issued to our sponsors in February 2013 in connection with our organization pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as the shares were sold to accredited investors. The shares issued were sold for an aggregate offering price of $25,000 at an average purchase price of approximately $0.015 per share, which purchase price was paid by Messrs. Minnuto, Fistel and Cichy on behalf of all of our sponsors. In March 2013, a total of 93,750 shares were transferred by Messrs. Minnuto, Fistel and Cichy to our three independent directors as follows: Jeffrey A. Rein, 50,000 shares; Robert G. Savage, 31,250 shares; and Howard I. Schwartz, M.D., 12,500 shares.

Our sponsors and/or their designees have committed to purchase from us an additional 586,250 shares at $8.00 per share (for an aggregate purchase price of $4,690,000). One of our sponsors also has agreed that if the over-allotment option is exercised by the underwriters, he will purchase from us at a price of $8.00 per share the number of shares of our common stock (up to a maximum of 72,000 shares of our common stock) that is necessary to maintain in the trust account an amount equal to $8.36 per share sold to the public in this offering. These purchases will occur in a private placement that will close simultaneously with the consummation of our initial public offering. The shares will be offered and sold pursuant to the exemption from registration contained in Section 4(2) of the Securities Act.

No underwriting discounts or commissions were or will be paid with respect to such sales.

II-4

Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
1.2	Form of Merger and Investment Banking Agreement.*
3.1	Certificate of Incorporation.**
3.2	Form of Amended and Restated Certificate of Incorporation.*
3.3	By-laws.**
4.1	Specimen Common Stock Certificate.*
4.2	Form of EarlyBirdCapital Unit Purchase Option.*
5.1	Opinion of Broad and Cassel.*
10.1	Form of Letter Agreement from each of the Registrant’s sponsors, officers and directors.**
10.2	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.**
10.3	Form of Stock Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and holders of Founders’ shares.**
10.4	Form of Promissory Note payable to each of Charles F. Fistel and Anthony Minnuto.**
10.5	Subscription Agreement among the Registrant, Broad and Cassel and Anthony Minnuto.**
10.6	Subscription Agreement among the Registrant, Broad and Cassel and Charles F. Fistel.**
10.7	Subscription Agreement among the Registrant, Broad and Cassel and Stephen B. Cichy.**
10.8	Form of Definitive Commitment Letter to purchase Sponsors’ Shares.**
10.9	Administrative Services Agreement between the Registrant and Allied Medical Supply, Inc.**
10.10	Form of Registration Rights Agreement among the Registrant and the holders of Founders’ Shares and Sponsors’ Shares.**
14.1	Code of Ethics.*
23.1	Consent of Marcum LLP.**
23.2	Consent of Broad and Cassel (included in Exhibit 5.1).*
24	Power of Attorney (included on signature page of this Registration Statement).**
99.1	Form of Conversion Certification.*
99.2	Form of Audit Committee Charter.*
99.3	Form of Nominating Committee Charter.*

*	To be filed by amendment.
**	Filed herewith.

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Item 17. Undertakings.

(a) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the ____ day of _________, 2013.

MEDWORTH ACQUISITION CORP.

By:
	Name:	Charles F. Fistel
	Title:	Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony Minnuto, Charles F. Fistel and Stephen B. Cichy his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Chairman of the Board and Secretary	_____________, 2013
Anthony Minnuto
	Chief Executive Officer, Chief Financial Officer, Treasurer (Principal executive, financial and accounting officer) and Director	_____________, 2013
Charles F. Fistel
	President, Chief Operating Officer and Director	_____________, 2013
Stephen B. Cichy
	Director	_____________, 2013
Jeffrey A. Rein
	Director	_____________, 2013
Robert G. Savage
	Director	_____________, 2013
Howard I. Schwartz, M.D.
	Director	_____________, 2013

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation.

3.3	Bylaws.

10.1	Form of Letter Agreement from each of the Registrant’s sponsors, officers and directors.

10.2	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.

10.3	Form of Stock Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and holders of Founders’ shares.

10.4	Form of Promissory Note payable to each of Charles F. Fistel and Anthony Minnuto.

10.5	Subscription Agreement among the Registrant, Broad and Cassel and Anthony Minnuto.

10.6	Subscription Agreement among the Registrant, Broad and Cassel and Charles F. Fistel.

10.7	Subscription Agreement among the Registrant, Broad and Cassel and Stephen B. Cichy.

10.8	Form of Definitive Commitment Letter to purchase Sponsors’ Shares.

10.9	Administrative Services Agreement between the Registrant and Allied Medical Supply, Inc.

10.10	Form of Registration Rights Agreement among the Registrant and the holders of Founders’ shares and Sponsors’ Shares.

23.1	Consent of Marcum LLP.

24	Power of Attorney (included on signature page of this Registration Statement).